Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ

02015411

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

«8» 02 2002г. № 1

SEC MAIL PROCESSING RECEIVED FEB 22 2002 WASH. D.C. 365 SECTION

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas JSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with the OJSC "Surgutneftegas" (hereinafter referred to as the «Company») exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we submit you **the news bulletin published in the Supplement to "Bulletin of Federal Commission on Securities Market of Russia", # 11 (424), dated February, 8, 2002 informing about the significant fact (event, action) relevant to the financial and economic activity of OJSC "Surgutneftegas"**. Please find enclosed English-language translation of the document.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that such information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please call **Anton Molchanov,** at **(7 095) 928 52 71** or **Andrey Serebriakov,** at **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, Surgutneftegas Moscow Representative Office, Bld. 1, 34 Myasnitskaya Street, Moscow, Russia 101000.**

Enclosure: a copy of 3 pages.

Yours sincerely,

Sergey Fyodorov

Vice-President,
Head of Securities

dw 2/26

628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1	*Тел.:*	*42-61-33 42-60-30*	*1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400*	*Tel.:*	*42-61-33 42-60-30*
	Телекс	*735525 SEVER RU*		*Telex*	*735525 SEVER RU*
	Факс	*42-64-95*		*Fax*	*42-64-95*
	Телетайп	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«8» 02 2002г. № 13-98

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам **информационные сообщения, опубликованные в Приложении к Вестнику ФКЦБ России № 11 (424) от 8 февраля 2002г., о существенных фактах (событии, действии), затрагивающих финансово-хозяйственную деятельность ОАО «Сургутнефтегаз»**, и прилагаем их перевод на английский язык.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 3 листах в 1 экз.

С уважением,

Сергей А.Федоров
Заместитель генерального
директора по ценным бумагам

628400,	*Тел.:*	*42-61-33*	*1, Kukuyevitskogo Str.,*	*Tel.:*	*42-61-33*
Российская Федерация,		*42-60-30*	*Surgut, Tyumen Region,*		*42-60-30*
Тюменская область,	*Телекс*	*735525 SEVER RU*	*Russian Federation,*	*Telex*	*735525 SEVER RU*
г.Сургут,	*Факс*	*42-64-95*	*Zip Code 628400*	*Fax*	*42-64-95*
ул.Кукуевицкого, 1	*Телетайп*	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

Приложение 1

Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

Открытое акционерное общество "Сургутнефтегаз"
Место нахождения:
Код эмитента: ***00155-А***

Дата появления факта (события, действия): ***1.02.2002***
Код факта (события, действия): ***1300155А01022002***

- Дата заседания Совета директоров ОАО "Сургутнефтегаз", на котором приняты соответствующие решения: 31 января 2002 года;
- Полная формулировка принятых решений в соответствии с протоколом заседания Совета директоров:
"1.1. Осуществить созыв и проведение годового общего собрания акционеров ОАО "Сургутнефтегаз" за 2001 год 30 марта 2002 года, в 10 час. 00 мин. Место проведения: Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32, здание Дворца Искусств "Нефтяник". Регистрация участников собрания - с 8-00 дня проведения.
1.2. Утвердить следующую повестку дня годового общего собрания акционеров ОАО "Сургутнефтегаз":
1. Утверждение годового отчета о результатах хозяйственной деятельности ОАО "Сургутнефтегаз", годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках за 2001 год.
2. Утверждение распределения прибылей (убытков) ОАО "Сургутнефтегаз" за 2001 год, в том числе выплата (объявление) дивидендов, утверждение срока и формы выплаты дивидендов.
3. Избрание членов Совета директоров ОАО "Сургутнефтегаз".
4. Избрание членов Ревизионной комиссии ОАО "Сургутнефтегаз".
5. Утверждение аудитора ОАО "Сургутнефтегаз".
6. Внесение изменений и дополнений в устав ОАО "Сургутнефтегаз".
7. Внесение изменений в порядок ведения общего собрания акционеров ОАО "Сургутнефтегаз".
8. Утверждение положения о Совете директоров ОАО "Сургутнефтегаз".
9. Внесение изменений в положение о Ревизионной комиссии ОАО "Сургутнефтегаз".
10. Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО "Сургутнефтегаз" в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ "Об акционерных обществах").
1.3. Установить 12 февраля 2002 года в качестве даты составления списка лиц, имеющих право на участие в годовом общем собрании акционеров.
1.4. Утвердить текст сообщения акционерам о проведении годового общего собрания акционеров и осуществить уведомление акционеров до 28 февраля 2002 года в порядке, предусмотренном Уставом ОАО "Сургутнефтегаз".
1.5. Утвердить перечень информации, представляемый лицам, имеющим право на участие в годовом общем собрании акционеров, при подготовке к проведению годового общего собрания акционеров и порядок его представления по утвержденному перечню: с 10 марта 2002 года по 30 марта 2002 года включительно по адресу: 628415, г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, ул.Энтузиастов, 52/1, каб.154, в течение каждого рабочего дня с 9-00 до 12-30 и с 14-00 до 17-00.
1.6. Утвердить форму и текст бюллетеня для голосования.
Направление акционерам бюллетеней для голосования осуществить до 28 февраля 2002г.

Заполненный бюллетень может быть отправлен по почте или представлен лично по адресу: 628415 г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, ул.Энтузиастов, 52/1, время приема - в течение каждого рабочего дня с 9-00 до 12-30 и с 14-00 до 17-00.
В качестве даты окончания приема бюллетеней от акционеров определить 27 марта 2002 года включительно.
1.7. Поручить генеральному директору ОАО "Сургутнефтегаз" В.Л.Богданову организационное и техническое обеспечение годового общего собрания акционеров.";
- Кворум заседания:

"Количественный состав Совета директоров ОАО "Сургутнефтегаз" - 9 человек. В голосовании приняли участие 8 человек. Настоящее заседание правомочно принимать решения";

- Результаты голосования за принятые решения:

"Решения приняты единогласно".

Генеральный директор *В.Л. Богданов*

Appendix 1

The information on the significant fact (event, action) relevant to the financial and economic activity of the Issuer

Open Joint Stock Company «Surgutneftegas»
Location:
The Issuer's code: ***00155-A***

The date of fact (event, action): ***1.02.2002***
The code of fact (event, action): ***1300155A01022002***

- The date of meeting of the Board of Directors of OJSC "Surgutneftegas", at which the corresponding decisions were adopted: January 31, 2002;
- The complete wording of the decisions adopted in conformity with the Minutes of the Meeting of the Board of Directors:
"1.1. To call and conduct an OJSC "Surgutneftegas" Annual Shareholders' General Meeting 2001 on March 30, 2002, 10:00 a.m. The venue of the meeting: the building of the Palace of Arts "Neftyanik", 32, ul. Entuziastov, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast. The recording of the participants of the meeting is to start at 8:00 of the day of the meeting.
1.2. To approve the agenda of OJSC "Surgutneftegas" Annual Shareholders' General Meeting as follows:
1. Approval of the annual report on the financial results of OJSC "Surgutneftegas", the annual accounting records, including the profit and loss account for 2001.
2. Approval of the distribution of profit and loss of OJSC "Surgutneftegas" for 2001, including the payment (declaration) of dividends, approval of the schedule and the form of payment of dividends.
3. Election of members of the Board of Directors of OJSC "Surgutneftegas".
4. Election of members of the Auditing Committee of OJSC "Surgutneftegas".
5. Approval of the Auditor of OJSC "Surgutneftegas".
6. Alternation of and amendment to the Charter of OJSC "Surgutneftegas".
7. Alternation of the order of conducting of the OJSC "Surgutneftegas" Shareholders' General Meeting.
8. Approval of the Provision of the Board of Directors of OJSC "Surgutneftegas".
9. Alternation of the Provision of the Auditing Committee of OJSC "Surgutneftegas".
10. Of approval of transactions with an interested party, which may be effected by OJSC "Surgutneftegas" in the course of implementation of general economic activities (on the basis of Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies").
1.3. To set February 12, 2002 as the date of the compilation of the register of persons, entitled to take part in the Annual Shareholders' General Meeting.

1.4. To approve the text of the notice to the shareholders of conducting of the Shareholders' General Meeting and to notify the shareholders until February 28, 2002 on the basis of the Charter of OJSC "Surgutneftegas".

1.5. To approve the list of information to be provided to the persons, entitled to take part in the Annual Shareholders' General Meeting, in the course of preparation for the annual shareholders' meeting and the order of its provision according to the approved list from March 10, 2002 to March 30, 2002 inclusive to the address:

52/1, ul. Entuziastov, office 154, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, each working day, 9:00-12:30, 14:00-17:00.

1.6. To approve the form and the text of the voting bulletin.

To send the voting bulletins to the shareholders up to February 28, 2002. The bulletin completed may be sent by post or submitted personally to the address: 52/1, ul. Entuziastov, office 154, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, each working day, 9:00-12:30, 14:00-17:00.

To set March 27, 2002 inclusive as the termination date of reception of the bulletins from the shareholders.

1.7. To entrust the Director General of OJSC "Surgutneftegas" V.L.Bogdanov with the arrangement and technical provision of the Annual Shareholders' Meeting."

- *The quorum of the meeting:*

"The Board of Directors of OJSC "Surgutneftegas" consists of 9 members. 8 persons took part in the vote. The present meeting is legally competent to adopt decisions".

- *Results of the vote held on the adopted resolutions:*

"The resolutions were adopted unanimously".

Director General *V.L.Bogdanov*

Приложение 2

Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

Открытое акционерное общество "Сургутнефтегаз"
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут***
Код эмитента: ***00155-А***

Дата появления факта (события, действия): ***31.01.2002***
Код факта (события, действия): ***1500155А31012002***

- Дата принятия Советом директоров ОАО "Сургутнефтегаз" решения о дате, на которую составляется список владельцев ценных бумаг: 31 января 2002 года;
- Дата, на которую составляется список владельцев именных ценных бумаг: 12 февраля 2002 года.

Генеральный директор ***В.Л. Богданов***

Appendix 2

The information on the significant fact (event, action) relevant to the financial and economic activity of the Issuer

Open Joint Stock Company «Surgutneftegas»
Location: ***the city of Surgut, Tyumenskaya Oblast, Russian Federation***
The Issuer's code: ***00155-A***

The date of fact (event, action): ***31.01.2002***
The code of fact (event, action): ***1500155A31012002***

- ***The date of the Board of Directors' adoption of the decision, concerning the date, for which the register of holders of securities is to be made out: January 31, 2002;***
- ***The date, for which the register of holders of registered securities is to be made out: February 12, 2002.***

Director General ***V.L.Bogdanov***

Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

SEC MAIL PROCESSING SECTION RECEIVED FEB 22 2002 WASH. D.C. 365

«6» 02 2002г. № 13-90

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas JSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with the OJSC "Surgutneftegas" (hereinafter referred to as the «Company») exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we submit you Quarterly Report of OJSC Surgutneftegas for the fourth quarter of 2001. Please find enclosed English-language translation of the document.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that such information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed documents, please call **Anton Molchanov,** at **(7 095) 928 52 71** or **Andrey Serebriakov,** at **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, Surgutneftegas Moscow Representative Office, Bld. 1, 34 Myasnitskaya Street, Moscow, Russia 101000.**

Enclosure: a copy of 167 pages.

Yours sincerely,

Sergey Fyodorov

Vice-President,
Head of Securities

628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1
Тел.: 42-61-33, 42-60-30
Телекс 735525 SEVER RU
Факс 42-64-95
Телетайп 314594 SEVER RU

1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400
Tel.: 42-61-33, 42-60-30
Telex 735525 SEVER RU
Fax 42-64-95
Teletype 314594 SEVER RU

Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«06» февраля 2002г. № 13-90

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам **текст ежеквартального отчета ОАО «Сургутнефтегаз» за 4 квартал 2001г.**, и прилагаем его перевод на английский язык.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 167 листах в 1 экземпляре.

С уважением,

Сергей А.Федоров
Заместитель генерального
директора по ценным бумагам

628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1

Тел.: 42-61-33, 42-60-30
Телекс 735525 SEVER RU
Факс 42-64-95
Телетайп 314594 SEVER RU

1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400

Tel.: 42-61-33, 42-60-30
Telex 735525 SEVER RU
Fax 42-64-95
Teletype 314594 SEVER RU

APPROVED
by the Board of Directors of Open Joint Stock Company "Surgutneftegas"
Minutes #9p. as of 30.01.2002

Secretary of the Board of Directors A.G. Zhernovkov ____________
(signature)

STAMP

QUARTERLY REPORT

SECURITIES ISSUER

IV QUARTER 2001

Open Joint Stock Company "Surgutneftegas"

The Issuer's code: 00155-A

Location: Russian Federation, Tyumenskaya Oblast, the city of Surgut
Mailing address: 628400, RF, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1

In conformity with the Russian Federation Legislation on Securities, information contained in the present quarterly report is subject to disclosure

Director General V.L.Bogdanov___________
(signature)

Chief Accountant M.N.Globa_____________
(signature)

31.01.2002

(STAMP)

Contact person: ***Molchanov Anton Ivanovich***
Securities Division Head
Phone: ***(095) 928-52-71*** Fax: ***(095) 928-52-71***
e-mail: AMolchanov@msk.surgutneftegas.ru

This document is based on Electronic Questionnaire of Russia's Federal Commission for the Securities Market

A. Information on the Issuer

9. The Issuer's full corporate name.
Open Joint Stock Company "Surgutneftegas"

10. Abbreviated name.
OJSC "Surgutneftegas"

11. Information on the alterations in the Issuer's name, organisational and legal form.
Open Joint Stock Company "Surgutneftegas"
AOOT "Surgutneftegas"
Introduced: ***06.05.1993***

Open Joint Stock Company "Surgutneftegas"
OJSC "Surgutneftegas"
Introduced: ***27.06.1996***

Production Association "Surgutneftegas"
PO "Surgutneftegas"
Introduced: ***15.09.1977***

The current name was introduced: ***27.06.1996***

12. Information on the State registration of the Issuer and licenses the Issuer has.
The date of the State registration of the Issuer: ***27.06.1996***
The State registration certificate number (other document confirming the State registration of the Issuer): ***12-4782***
The body that conducted the State registration: ***Administration of the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast***

Licenses:
Number: ***KhMN 00431 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within West-Surgut licensed area***

Number: ***KhMN 00435 NE***

Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within East-Surgut licensed area***

Number: ***KhMN 00438 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas and condensate production within Yaunlorsk licensed area***

Number: ***KhMN 00436 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Saigatino licensed area***

Number: ***KhMN 00558 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within East-Yelovoye licensed area***

Number: ***KhMN 00408 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas, and condensate production within Fedorovsk licensed area***

Number: ***KhMN 00405 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas, and condensate production within Dunaevsk licensed area***

Number: ***KhMN 00406 NE***

Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas, and condensate production within Lyantor licensed area***

Number: ***KhMN 00412 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Maslikhov licensed area***

Number: ***KhMN 00409 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas and condensate production within Bystrinsk licensed area***

Number: ***KhMN 00437 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Solkino licensed area (Northern part)***

Number: ***KhMN 00418 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within West-Solkino licensed area***

Number: ***KhMN 00407 NE***
Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil, gas and condensate production within Vachim licensed area***

Number: ***KhMN 00410 NE***

Date of issue: ***18.12.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Komaryinsky licensed area***

Number: ***KhMN 00423 NE***
Date of issue: ***15.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Savuy licensed area***

Number: ***KhMN 00419 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Rodnikovoye licensed area***

Number: ***KhMN 00417 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Russkinskoye licensed area***

Number: ***KhMN 00564 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Konitlor licensed area***

Number: ***KhMN 00434 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Low-Sortym licensed area***

Number: ***KhMN 00411 NE***
Date of issue: ***18.12.1996***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Aliekhinskoye licensed area***

Number: ***KhMN 00432 NE***
Date of issue: ***05.03.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Kamynsky licensed area***

Number: ***KhMN 00563 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Tyansky licensed area***

Number: ***KhMN 00560 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Ai-Pimsky licensed area***

Number: ***KhMN 00559 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Tromiegan licensed area***

Number: ***KhMN 00561 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within East-Tromiegan licensed area***

Number: ***KhMN 00562 NE***
Date of issue: ***29.05.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***oil and gas production within Bittemsky licensed area***

Number: ***KhMN 00433 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within South-Komynsky licensed area***

Number: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Syniegan licensed area***

Number: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Sakhalin licensed area***

Number: ***KhMN 00420 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Losevoy licensed area***

Number: ***KhMN 00421 NE***
Date of issue: ***14.01.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, hydrocarbon reserves exploration and production within Khorlor licensed area***

Number: ***KhMN 00422 NE***
Date of issue: ***14.01.1997***
Date of expiry:

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tundrinsky licensed area***

Number: ***455/SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry:
The body that issued the license: ***Yamalo-Nenetsk Mineral Resources Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Upper-Nadym licensed area (Northern part)***

Number: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Upper-Nadym licensed area (Southern part)***

Number: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Chigorinsky licensed area***

Number: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within West-Ai-Pimsky licensed area***

Number: ***KhMN 00813 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within East-Sakhalin licensed area***

Number: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tonchinsky licensed area***

Number: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within West-Kamynsky licensed area***

Number: ***KhMN #01070 NP***
Date of issue: ***20.08.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, exploration and estimation of oil fields within Numtoysky exploration block***

Number: ***KhMN #01087 NE***
Date of issue: ***27.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***oil and gas exploration and production within North-Seliyarovsky licensed area***

Number: ***KhMN #01061 NP***
Date of issue: ***04.08.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Verkhnelyaminsky exploration block***

Number: ***KhMN #01062 NP***
Date of issue: ***04.08.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***geological examination of mineral resources within Logachevsky exploration block***

Number: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within West-Erginsky licensed area***

Number: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Kondinsky licensed area***

Number: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Chaprovsky licensed area***

Number: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Novobystrinsky licensed area***

Number: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within Sykhtymsky licensed area***

Number: ***KhMN 00988 VE***
Date of issue: ***06.05.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuysky, Russkinskoye, Rodnikovoye and Konitlor oil fields***

Number: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Khorlor oil field***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinskoye oil field***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsko-Kariyaunskoye oil field***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within West-Surgut oil field***

Number: ***KhMN 00382 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply in the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within East-Surgut oil field***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorskoye and Piltanskoye oil fields***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinskoye oil field***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinskoye oil field***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***domestic, drinking, and industrial water supply within Fedorovskoye oil field***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***domestic, drinking, and industrial water supply within West-Surgut oil field***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantor oil field***

Number: ***KhMN 00855 VE***
Date of issue: ***21.08.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tyanskoye oil field***

Number: ***KhMN 00860 VE***
Date of issue: ***23.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Low-Sortym oil field***

Number: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Lyantor oil field***

Number: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bystrinskoye oil field***

Number: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***
Date of expiry:

The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Maslikhovskoye oil field***

Number: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Kamynskoye oil field***

Number: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Alekhinskoye oil field***

Number: ***KhMN 00863 VE***
Date of issue: ***27.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Russkinskoye oil field***

Number: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within East-Tromiegan oil field***

Number: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within West-Solkinskoye oil field***

Number: ***KhMN 00850 VE***

Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within West-Surgut oil field***

Number: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vachim oil field***

Number: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Savuy oil field***

Number: ***KhMN 00847 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Komaryinskoye oil field***

Number: ***KhMN 00846 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Konitlor oil field***

Number: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Rodnikovoye oil field***

Number: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tromieganskoye oil field***

Number: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yaunlorskoye oil field***

Number: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bittem oil field***

Number: ***KhMN 00840 VE***
Date of issue: ***07.07.1998***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within East-Yelovoye oil field***

Number: ***KhMN #01080 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Tyanskoye oil field***

Number: ***KhMN #01088 VE***
Date of issue: ***27.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***performing domestic, drinking and industrial water supply within Low-Sortym oil field***

Number: ***KhMN #01079 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Kamynskoye oil field***

Number: ***KhMN #01078 VE***
Date of issue: ***02.09.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Alyekhinskoye oil field***

Number: ***KhMN #01042 VE***
Date of issue: ***07.07.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within South-Kamynskoye licensed area (Nazargaleevskoye oil field)***

Number: ***KhMN 00384 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within West-Surgut oil field***

Number: ***KhMN 00383 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunayevskoye oil field***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***

Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovskoye oil field***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminskoye water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantor oil field***

Number: ***KhMN 00385 VE***
Date of issue: ***07.10.1996***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovskoye oil field***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***SLKh 00699 VE***
Date of issue: ***21.09.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Upper-Nadym area***

Number: ***KhMN 01465 VE***
Date of issue: ***15.09.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within East-Yelovoye oil field***

Number: ***KhMN 00021 TREIO***
Date of issue: ***04.06.1999***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activities: ***water intake for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00067 TB2BK***
Date of issue: ***26.04.2000***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activities: ***mineral subterranean water extraction for balneological and medicinal water supply of boarding house "Kedrovy Log" in Surgut***

Number: ***TYuG - 00083***
Date of issue: ***18.08.1997***
Date of expiry:
The body that issued the license: ***Tyumen Territorial Inspection Board of Gosgeonadzor (the State geological supervision) RF***
Range of activity: ***topography-geodesy and mapping activity***

Number: ***TYuKh 181302***
Date of issue: ***25.01.1999***
Date of expiry:
The body that issued the license: ***Surgut municipal branch of Khanty-Mansiysk district centre granting construction licenses of Architecture and urban development administration***
Range of activity: ***construction activity (carrying out examination of construction projects of oil and gas complex facilities)***

Number: ***85M/98/0103/007/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***elaboration of technical (permissible) standards as to contaminant effluent into natural environment, waste placement***

Number: ***85M/98/0104/008/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***environmental certification of equipment, factories, production and natural installations, and territories***

Number: ***85M/98/0105/020/L***
Date of issue: ***10.07.1998***
Date of expiry:
The body that issued the license: ***State Committee on Environment Protection of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing activities to determine Environment Impact Estimation to be applied to enterprises including those being engineered***

Number: ***62AN №04-4170***
Date of issue: ***01.07.1999***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performance of equipment, materials, and welded joints check with non-destructive methods***

Number: ***62RT №04 - 4253***
Date of issue: ***22.07.1999***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activities: ***boil inspection objects maintenance***

Number: ***62RT №10-1487***
Date of issue: ***18.08.2000***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation***

Range of activities: ***equipment maintenance for plants and units of trunk pipeline transportation***

Number: ***62P-03/02-3048***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***designing objects and production for oil and gas industry***

Number: ***62P-03/01-3042***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***designing objects and production for oil and gas industry***

Number: ***62S-03/01-3043***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of objects and production for oil and gas industry***

Number: ***62E-03/01-3044***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of oil and gas industry facilities and production***

Number: ***62P-03/10-972***
Date of issue: ***29.06.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mining plants (installations) design***

Number: ***62M-02/10-1027***
Date of issue: ***12.01.1999***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mounting (adjustment and set-up) of boil inspection objects***

Number: ***62P-02/12-1044***
Date of issue: ***19.03.1999***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***trunk pipeline design***

Number: ***62I-03/01-3045***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***manufacture of equipment for oil and gas producing entities***

Number: ***62O-03/01-3047***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing equipment and materials inspection with non-destructive control methods***

Number: ***62O-03/01-3050***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing technical diagnostics (examination) of equipment***

Number: ***62R-03/01-3046***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repair and maintenance of equipment and objects for oil and gas industry***

Number: ***62R-03/02-3051***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***

Range of activity: ***repair and maintenance of equipment and objects for oil and gas industry***

Number: ***62R-03/02-3056***
Date of issue: ***13.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repair and maintenance of equipment and objects for oil and gas industry***

Number: ***62K-03/01-3049***
Date of issue: ***11.03.1998***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***personnel training (basic professions) at specialised courses for industrial factories and objects under the control of Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***

Number: ***PLR 030001***
Date of issue: ***19.05.1999***
Date of expiry:
The body that issued the license: ***RF Committee on Press***
Range of activity: ***printing activity***

Number: ***72***
Date of issue: ***27.05.1997***
Date of expiry:
The body that issued the license: ***License Chamber of Administration of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activities carried out by Scientific and Technical Training Centre, which is a structural subdivision of OJSC "Surgutneftegas"***

Number: ***86***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/1***
Date of issue: ***24.06.1997***
Date of expiry:

The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/2***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/3***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/4***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/5***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/6***
Date of issue: ***24.06.1997***
Date of expiry:

The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/7***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Department of petroleum gas use and intra-oil field gathering of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/8***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Prospecting department of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***86/9***
Date of issue: ***24.06.1997***
Date of expiry:
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by research institute "SurgutNIPIneft" of OJSC "Surgutneftegas" activities involving the use of information, which is a state secret***

Number: ***6733***
Date of issue: ***30.05.1997***
Date of expiry:
The body that issued the license: ***Communication Ministry of RF***
Range of activity: ***rendering by OJSC "Surgutneftegas" local and intra-zone telephone communication services***

Number: ***655***
Date of issue: ***23.03.1999***
Date of expiry:
The body that issued the license: ***License Chamber of Administration of Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***medical activities of OJSC "Surgutneftegas" – polyclinic of NGDU "Lyantorneft"***

Number: ***AA 000775***
Date of issue: ***17.01.2000***
Date of expiry:
The body that issued the license: ***GUGIBDD MVD Russia***
Range of activities: ***development of traffic signs dislocation, road marking schemes, local and temporary schemes of traffic organisation***

Number: ***90000/0100/2***
Date of issue: ***20.04.2000***
Date of expiry:
The body that issued the license: ***State Customs Committee of RF***
Range of activities: ***acting as a customs broker***

Number: ***90000/0100 (10000/0100)***
Date of issue: ***27.03.2000***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation***
Range of activities: ***acting as a customs broker***

Number: ***90000/0100/1(10000/0100/1)***
Date of issue: ***13.02.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation***
Range of activities: ***acting as a customs broker***

Number: ***006/e***
Date of issue: ***20.02.2001***
Date of expiry:
The body that issued the license: ***Land and Land-utilization Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***land-survey, land development, inventory of land of any category***

Number: ***2661/2***
Date of issue: ***02.04.1999***
Date of expiry:
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activities: ***repair and maintenance of vehicles carried out on a commercial basis***

Number: ***1498/371***

Date of issue: ***22.07.1999***
Date of expiry:
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activities: ***pharmaceutical activity***

Number: ***5638/1167***
Date of issue: ***08.09.1999***
Date of expiry:
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activities: ***operation of engineering systems of cities and other localities***

Number: ***1706***
Date of issue: ***28.04.2000***
Date of expiry:
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***operation of engineering systems of cities and other localities***

Number: ***2059***
Date of issue: ***25.01.2001***
Date of expiry:
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***medical activity of Sanatorium "Kedrovy Log"***

Number: ***54***
Date of issue: ***15.07.2000***
Date of expiry:
The body that issued the license: ***Education and Science Department of Surgutsky District Administration in Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***educational activity on implementation of pre-school and primary education programs***

Number: ***1712324***
Date of issue: ***30.03.2000***
Date of expiry:
The body that issued the license: ***UGPS UVD (State Fire Protection Division of Internal Affairs Administration) of Khanty–Mansiysky Autonomous Okrug***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems, carrying out fire protection (except deep impregnation)***

Number: ***268/000054***
Date of issue: ***12.02.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation (Nizhnevartovsk customs)***
Range of activities: ***setting up a warehouse for temporary storage***

Number: ***RK 10215***
Date of issue: ***01.03.2000***
Date of expiry:
The body that issued the license: ***Federal Geodesy and Cartography Service of Russian Federation***
Range of activity: ***topography-geodesy and mapping activity***

Number: ***U 040.05808/3152***
Date of issue: ***14.03.2000***
Date of expiry:
The body that issued the license: ***Services Certification Body U040 of Sochi TsSM, Reg. Number ROSS RU.0001.12U040***
Range of activity: ***application of the conformity mark of the certifying system GOST R (transport documents)***

Number: ***KhMNT 9900001305L***
Date of issue: ***05.02.1999***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***exploration and prospecting well drilling for solid commercial resources (peat, clay, and sand)***

Number: ***2138***
Date of issue: ***30.01.2001***
Date of expiry:
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***medical activity of Sanatorium "Kedrovy Log"***

Number: ***00AN #014827***
Date of issue: ***23.03.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety of technical equipment employed at hazardous production installations***

Number: ***62PR #04-5931***

Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***gas equipment design***

Number: ***72 – II #000865***
Date of issue: ***14.05.2001***
Date of expiry:
The body that issued the license: ***License Chamber of Tyumenskaya Oblast Administration***
Range of activity: ***activities relating to ionizing radiation source (generating)***

Number: ***ID #04570***
Date of issue: ***20.04.2001***
Date of expiry:
The body that issued the license: ***The RF Ministry of Press***
Range of activity: ***printing activity***

Number: ***#1229/128 (K 031684)***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of the boarding house "Neftyanik Sibiri" belonging to the healthcare trust "Surgut"***

Number: ***K 1229/128 (K 031686)***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Yuny Neftyanik" boarding house belonging to the healthcare trust "Surgut"***

Number: ***K 1229/128 (K 031685)***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***License Committee of Krasnodar Krai***
Range of activity: ***medical activity of the holiday center "Lermontovo" belonging to the health trust "Surgut"***

Number: ***U 040.08236/5538***
Date of issue: ***11.05.2001***
Date of expiry:
The body that issued the license: ***Services Certification Body U040 of Sochi TsSM, Reg. Number ROSS RU.0001.12U040***

Range of activity: ***application of the conformity mark of the certifying system GOST R***

Number: ***57 EK #006829***
Date of issue: ***31.05.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***boil inspection objects operation***

Number: ***268/0016***
Date of issue: ***01.06.2001***
Date of expiry:
The body that issued the license: ***State Customs Committee of the Russian Federation Nizhnevartovsk Customs***
Range of activities: ***setting up a custom warehouse***

Number: ***KhMN 00109 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Mineral Resources Committee***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00110 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Mineral Resources Committee***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00111 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Natural Resources Committee***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performance of mineral resources geological examination, exploration and production of oil and gas within Larkinsky license area***

Number: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performance of mineral resources geological examination, exploration and production of oil and gas within Rogozhnikovsky license area***

Number: ***SLKh 10985 NP***
Date of issue: ***28.03.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***mineral resources geological study within Novo-Nadym exploration territory***

Number: ***01874***
Date of issue: ***28.06.2001***
Date of expiry:
The body that issued the license: ***Certifying Services Body UO70 Non-profit Organization Certification Development Fund "Kurort Expertiza"***
Range of activity: ***application of the conformity mark of the certifying system GOST***

Number: ***01873***
Date of issue: ***28.06.2001***
Date of expiry:
The body that issued the license: ***Certifying Services Body UO70 Non-profit Organization Certification Development Fund "Kurort Expertiza"***
Range of activity: ***application of the conformity mark of the certifying system GOST***

Number: ***85M/01/0045/03/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0046/03/L***
Date of issue: ***18.06.2001***
Date of expiry:

The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0047/02/L***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***issuing ecological passports***

Number: ***62EK #01-6188***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activities: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62EK #01-6188***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activities: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62VR #01-6190***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of warehouses for explosive materials***

Number: ***62VR #01-6191***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of blasting equipment and devices, firing and blasting units and perforation systems approved by Gosgortekhnadzor (State Municipal Technical Supervision) of Russia for firing and blasting operations***

Number: ***62VR #01-6192***

Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of commercial explosive materials and articles supplemented with explosive materials approved by Gosgortekhnadzor of Russia (State Municipal Technical Supervision)***

Number: ***62ST #01-6193***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of plants and installations for fields development***

Number: ***63-TO-1213***
Date of issue: ***03.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***transportation of hazardous materials at hazardous production facility***

Number: ***62EK #01 - 6194***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activities: ***boil inspection objects operation***

Number: ***62EK #01-6195***
Date of issue: ***06.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures operation***

Number: ***62EK #04-6200***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of gas equipment complex***

Number: ***62RT #04-6201***

Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***gas equipment maintenance***

Number: ***62ST #04-6202***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of gas complex facilities***

Number: ***62MT #04-6203***
Date of issue: ***10.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mounting, adjustment and set-up of gas facilities***

Number: ***62IR #01-6218***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***manufacture of lifting structures***

Number: ***01847***
Date of issue: ***18.06.2001***
Date of expiry:
The body that issued the license: ***Certifying Services Body UO70 Non-profit Organization Certification Development Fund "Kurort Expertiza"***
Range of activity: ***application of the conformity mark of the certifying system GOST***

Number: ***62EK #01-6220***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of mining facilities and open-cast mining of generally developed natural recourses***

Number: ***62VR #01-6219***
Date of issue: ***17.07.2001***
Date of expiry:

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of explosives loading-unloading stations***

Number: ***62Pr #04-6217***
Date of issue: ***17.07.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures design***

Number: ***FLTs 025094***
Date of issue: ***25.07.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***14-A-0259-352***
Date of issue: ***22.08.2001***
Date of expiry:
The body that issued the license: ***State Oil Inspection of Krasnodarsky Krai***
Range of activity: ***operation of filling stations***

Number: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Okrug***
Range of activities: ***subterranean water production for preparing salt solution within East-Surgut oil field***

Number: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry:
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Okrug***
Range of activities: ***production of subterranean water to be used in a pressure maintenance system within West-Kamynsky oil field***

Number: ***FLTs 025094/L***
Date of issue: ***5.09.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***

Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry:
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activities: ***medical activity (pre-trip medical examinations for motor depot OT "Surgut")***

Number: ***000256***
Date of issue: ***11.09.2001***
Date of expiry:
The body that issued the license: ***Body of Voluntary Certifying Services System for Rest Centers (Recreation Centers)***
Range of activities: ***application of the conformity mark of "Voluntary Certifying Services System for Rest Centers (Recreation Centers)"***

Number: ***000257***
Date of issue: ***11.09.2001***
Date of expiry:
The body that issued the license: ***Body of Voluntary Certifying Services System for Rest Centers (Recreation Centers)***
Range of activities: ***application of the conformity mark of "Voluntary Certifying Services System for Rest Centers (Recreation Centers)"***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry:
The body that issued the license: ***State Licensing Division of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***construction of buildings and structures (construction-mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry:
The body that issued the license: ***State Licensing Division of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activities: ***manufacture of constructional materials and structures***

Number: ***FLTs 72001259***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***

Range of activity: ***elaboration of urban development documentation***

Number: ***FLTs 720012600***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***engineering survey for construction***

Number: ***FLTs 72001261a***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***FLTs 72001261v***
Date of issue: ***12.10.2001***
Date of expiry:
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***11003947***
Date of issue: ***28.09.2001***
Date of expiry:
The body that issued the license: ***Main State Fire Protection Division of MVD (Ministry of Internal Affairs) RF***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems, carrying out fire protection (except those referred to construction activity)***

Number: ***62MP #01-6565***
Date of issue: ***8.11.2001***
Date of expiry:
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***surveying works in using natural resources***

Number: ***KRD 26615 BMKBK***
Date of issue: ***6.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26616 BMKBK***

Date of issue: ***6.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26617 BMKBK***
Date of issue: ***6.12.2001***
Date of expiry:
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

13. Taxpayer's Identification Number.

8602060555

14. The Issuer's Sectoral Affiliation.

OKONKh Codes:
11210
61110
69000
85120
85130

15. The Issuer's location, mailing address and contact telephone numbers.

Location: ***Russian Federation, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42-61-33*** Fax: ***(3462) 42-64-95***
E-mail: ***secretary@surgutneftegas.ru***

16. Information on the Issuer's Auditor
Name: ***Limited Liability Company "Rosexpertiza"***
Location: ***107078, Moscow, ul. Mashi Poryvaevoy, 11***
INN: ***7708000473***
Mailing address: ***103055, RF, Moscow, Tikhvinsky pereulok, 7, building 3***
Tel.: ***(095) 721-38-83*** Fax: ***(095) 972-65-00***
E-mail: ***rosexp@online.ru***

Information on Auditor's license:
Number: ***007310***

Date of issue: ***26.12.2000***
Date of expiry: ***26.12.2003***
The body that issued the license: ***Ministry of Finance of the Russian Federation***

17. Information on Organisations Accounting Rights for the Issuer's Securities.

Registrar:
Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
Tel.: ***(3462) 42-11-80*** Fax: ***(3462) 42-11-93***
E-mail address: ***none***

License:
Number: ***01100***
Date of issue: ***08.08.1996***
Date of expiry: ***04.07.2004***
The body that issued the license: ***Federal Commission for the Securities Market***

Date from which the mentioned registrar keeps the Issuer's registered securities files: ***02.04. 1994***

Centralized deposit of the Issuer's issued securities during the accounting quarter was not conducted

18. The Issuer's Depository.
No depository

19. The Issuer's Participants.
Total number of shareholders (participants): ***47,998***

Shareholders (participants) holding at least 5% of the Issuer's charter capital:

19.1 Name: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***

Share in the Issuer's charter capital: ***36.7%***

Shareholders (participants) holding at least 25% of the Issuer's shareholder (participant) charter capital:

19.1.1 Name: ***Open Joint Stock Company "Surgutneftegas"***

Location: ***Russian Federation, Tyumenskaya Oblast, Surgut***

Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***

Share in the Issuer's shareholder (participant) charter capital: ***93.1%***

19.2 Name: ***Non-state Pension Fund "Surgutneftegas"***

Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***

Mailing address: ***628415, RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***

Share in the Issuer's charter capital: ***8.1%***

Shareholders (participants) holding at least 25% of the Issuer's shareholder (participant) charter capital:

no such persons

20. Structure of the Issuer's Administrative Bodies.

The general meeting of shareholders is the supreme administrative body of the Company.

The Board of Directors carries out the general management of the Company's operations and has the right to make decisions on any matters concerning the Company's activities but those, which are related to the exclusive competence of the shareholders' meeting according to the Company's Charter. The members of the Board of Directors are elected by the annual shareholders' meeting for a one-year period in accordance with the order provided by the Company's Charter. The members of the Board of Directors can be re-elected an unlimited number of times.

According to the Charter, the Company has no collegiate executive body.

The Director General is the individual executive body of the Company and in charge of the Company's current activities in order and within the limits of competence determined by the Company's Charter as well as in accordance with the resolutions of the Board of Directors and the general meeting of shareholders. The Company's Board of Directors appoints the Director General of the Company for a five-year period. At expiration of the Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.

The Director General is accountable to the Board of Directors and the Company's general meeting of shareholders. The powers of the Company's administrative bodies are determined by the Company's Charter.

The competence of the general meeting of the Issuer's shareholders (participants) in pursuance of its Charter (constituent documents):

The exclusive competence of the general meeting of shareholders includes the undermentioned matters the resolution on which is adopted if shareholders-owners of over 50% of the Company's voting stake, taking part in the general meeting of shareholders have voted for it, except as otherwise provided by the Company's Charter:

1) inserting amendments to the Company's Charter or approving the Company's Charter in a new wording excluding amendments related to the Company's charter capital increase;

2) decreasing charter capital through the reduction of par value of a share, acquisition by the Company a portion of shares to reduce their total amount or to redeem shares partly paid as well as through redemption of shares bought or redeemed by the Company;

3) approving the Company's annual reports, balance sheets, profit and loss accounts, its profit and loss allocation;

4) resolution as to annual dividend payment, approving the dividend size and the method of its payment on shares of each category (type). The resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;

5) electing members to the Company's auditing commission and terminating ahead of schedule their powers, approving the Company's Auditing Commission Provisions;

6) adopting resolutions to restructure the Company;

7) adopting resolutions to liquidate the Company, appointing the liquidation committee and approving the interim and final liquidation balance sheet;

8) determining the quantity of the Company's Board of Directors, electing members to the Board of Directors and terminating their powers ahead of schedule;

9) determining the maximum amount of declared shares;

10) approving the Company's auditor;

11) the procedure of general shareholders' meeting;

12) establishing the counting committee;

13) determining the procedure following which the Company provides information (materials) being subject to presentation to shareholders while preparing for the general shareholders' meeting, including choosing a press agency in case of announcement publication;

14) share split and share consolidation;

15) resolution that the Company close a deal in case the Company is an interested party in conducting the deal, according to the Federal Law "On Joint Stock Companies", excluding deals conducted between the Company and Open Joint Stock Company "Neftyanaya Kompaniya

"Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided by the Company's Charter;
16) resolution that the Company close large-scale deals, according to the Federal Law "On Joint Stock Companies".

Matters related to the exclusive competence of the shareholders' general meeting cannot be delegated to the Board of Directors and the Director General of the Company to handle.

The competence of the Issuer's Board of Directors (Supervisory Board) according to its Charter (constituent documents):
The exclusive competence of the Board of Directors includes the following issues:
1) submitting issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;
2) recommending the size of dividends paid to shareholders and the procedure of dividend payment;
3) determining priority activities of the Company;
4) convening the annual and extraordinary shareholders' general meetings of the Company;
5) adopting the general shareholders' meeting agenda;
6) fixing the date for making out the list of shareholders having the right to participate in the general shareholders' meeting, the date, the venue and the time of the shareholders' general meeting, informing shareholders of holding the meeting, of the list of materials (information) to be presented to shareholders upon preparation for the shareholders' general meeting, of the form and the text of the ballot paper;
7) preliminary approving the Company's annual reports, balance sheets, profit and loss accounts;
8) increasing the Company's charter capital through increase in par value of shares or through share placing by the Company within the quantity and the category (type) of declared shares;
9) approving the results of the placement of Company's additional shares;
10) amending the Company's Charter brought about by the Company's charter capital increase through increase in par value of shares;
11) amending the Company's Charter brought about by the Company's charter capital increase through the placement of additional shares;
12) the placement of bonds and other securities;
13) determining the market value of the Company's property;
14) acquiring and buying back shares, bonds and other securities having been placed by the Company, in cases provided by the Company's Charter;
15) managing shares acquired and bought back by the Company as well as the shares placed at the Company's disposal owing to the fact that a buyer has not fulfilled his obligations to pay for them;

16) electing the Board of Directors' Chairman and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;

17) appointing Director General of the Company, determining the rate of bonuses and compensations paid to him;

18) recommending the rate of bonuses and compensations paid to the members of the Company's auditing commission and determining the amount of auditor's service payment;

19) employing the Company's reserve and other purpose-oriented funds;

20) approving the Company's in-house documents determining the order of activities of the Company's administrative bodies, including the Board of Directors Provisions;

21) founding branches and opening representative offices of the Company;

22) adopting resolutions that the Company participate in other organizations including holding companies, financial and industrial groups and other associations of commercial organizations;

23) adopting resolutions that the Company close large-scale deals, in accordance with the Federal Law "On Joint Stock Companies";

24) according to the Federal Law "On Joint Stock Companies", adopting a resolution that the Company close a deal in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided by the Company's Charter;

25) adopting a resolution to sign a contract establishing relations of the parent and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas".

The competence of the Issuer's individual and collegiate executive bodies, according to its Charter (constituent documents):

The competence of the Director General of the Company includes:

- *implementing resolutions of the shareholders' general meeting and of the Company's Board of Directors;*
- *issuing orders and instructions and other acts concerning the Company's activities; all the Company's employees are under obligation to carry them out;*
- *within the rights granted to him, taking all necessary actions to exercise legal powers of possession of, use of and disposing the Company's property including signing contracts on acquisition and alienation of the Company's property; signing loan and credit agreements; besides, due to the fact that on the date of the general shareholders' meeting of the Company it is impossible to determine transactions being subject to carrying out to continue business relations between the Company and OJSC "NK"Surgutneftegas" in carrying out which in the future there might be an interest of the Company's Director General, it is enacted that transactions of*

the abovementioned nature including agreements on borrowings as well as transactions on direct or indirect acquisition or alienation property by the Company including shares up to the limit of 10% of the Company's book value as of the date of adopting resolutions on closing such deals can be carried out by the Director General independently;

- *representing on behalf of the Company in relations with any Russian or foreign legal and natural persons, signing contracts and treaties on the territory of the Russian Federation and abroad, carrying out other transactions on behalf of the Company including closing contracts on property acquisition, giving letters of attorney to carry out transactions, opening settlement accounts and other accounts with banks and other organizations and institutions;*
- *dealing with questions concerning investments to develop enterprises, organizations;*
- *approving and changing the Company's structure, establishing and terminating activities of the Company's structural subdivisions, approving the provisions on the Company's structural subdivisions;*
- *approving the manning table, the maintenance budget, the amount and the type of remuneration of labour of the company's employees, Labour Internal Regulations and duty regulations for all types of the Company's employees;*
- *employment, appointing and dismissing, discharging Company's employees, managers of structural subdivisions, determining their salaries and bonuses, taking rewarding and punishment measures in regard of the Company's employees, making decisions on bringing them to property accountability, signing labour treaties (contracts) with the employees on behalf of the Company;*
- *dealing with questions related to the Company's social development;*
- *making decisions on raising claims and suing on behalf of the Company against legal and natural persons both in the Russian Federation and abroad according to the legislation.*

The Director General of the Company has also the right to take decisions on any questions concerning management of the Company's current activity, which are not related to the exclusive competence of the general meeting of shareholders and the Company's Board of Directors. The Director General independently adopts resolutions on matters falling within his competence.

For a period of his absence and under the other circumstances the Director General has the right to appoint one of the Company's officials as acting Director General on a provisional basis.

21. Members of the Issuer's Board of Directors (Supervisory Board).

The Board of Directors

Chairman: ***Usoltsev Alexander Victorovich***

Members of the Board of Directors:

Ananiev Sergei Alexeevich
Date of birth: ***1959***

Positions within last 5 years:
Period: ***1996 – 1997***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of prospecting and exploration division***

Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the Issuer's charter capital: ***0.004%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter: ***the information is confidential***

Anziriayev Yuri Nikolaevich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1996 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Lyantorneft"***

Share in the Issuer's charter capital: ***0.01%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter: ***the information is confidential***

Atepayev Andrei Olegovich
Date of birth: ***1960***

Positions within last 5 years:
Period: ***1996 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Bystrinskneft"***

Share in the Issuer's charter capital: ***0.002%***
Shares in the Issuer's subsidiary/ subordinated companies:

no shares

Remuneration paid for the accounting quarter: ***the information is confidential***

Bogdanov Vladimir Leonidovich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1996 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Director General***

Period: ***1996 – now***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***President***

Period: ***1996 – now***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***non-state provision of pensions***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter: ***the information is confidential***

Bulanov Alexander Nikolaevich
Date of birth: ***1959***

Positions within last 5 years:
Period: ***1996 – 1997***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief engineer of oil and gas production division "Bystrinskneft"***

Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the Issuer's charter capital: ***0.0005%***
Shares in the Issuer's subsidiary/ subordinated companies:

no shares

Remuneration paid for the accounting quarter: ***the information is confidential***

Usoltsev Alexander Victorovich
Date of birth: ***1938***

Positions within last 5 years:
Period: -
Company: ***no***
Range of activity: ***no***
Position: ***no***

Share in the Issuer's charter capital: ***0.008%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter: ***the information is confidential***

Matveev Nikolai Ivanovich
Date of birth: ***1942***

Positions within last 5 years:
Period: - ***1996 - now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief engineer – First Deputy Director General***

Share in the Issuer's charter capital: ***0.01%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter: ***the information is confidential***

Medvedev Nikolai Yakovlevich
Date of birth: ***1943***

Positions within last 5 years:
Period: - ***1996 - now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief geologist – Deputy Director General***

Period: - ***1998 - now***
Organization: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***

Range of activity: ***Holding company***
Position: ***Chief geologist***

Share in the Issuer's charter capital: ***0.03%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter: ***the information is confidential***

Fedorov Sergei Anatolievich
Date of birth: ***1956***

Positions within last 5 years:
Period: ***1996 - 1997***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***Non-state provision of pensions***
Position: ***Executive director***

Period: ***1997 – 2000***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***Securities Department Director***

Period: ***2000 - now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Deputy Director General on Securities***

Period: ***2001 – now***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***Vice-President on Securities***

Share in the Issuer's charter capital: ***0.0005%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter: ***the information is confidential***

22. The Issuer's individual and collegiate administrative bodies and the managing Issuer's officials.

The individual executive body as well as the members of the Issuer's collegiate executive body:
Bogdanov Vladimir Leonidovich
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1996 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Director General***

Period: ***1996 – now***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***President***

Period: ***1996 – now***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***non-state provision of pensions***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Remuneration paid for the accounting quarter: ***the information is confidential***

Person performing the duties of the Issuer's individual executive body: ***Bogdanov Vladimir Leonidovich***

23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and to the Issuer's other officials.

Total amount of remuneration paid to all the persons mentioned in items 21 and 22 for the accounting period:
Wages (RUR):
Bonus (RUR):
Commission (RUR):
Other property provisions (RUR):
Total (RUR):

See also items 21 and 22

24. Information on legal entities where the Issuer is a participant.

Legal entities where the Issuer holds at least 5% of the charter capital:

Name: ***Limited Liability Company "Central Surgut Depository"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Surgutmebel"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo***
Mailing address: ***628400, RF, Tyumenskaya Oblast, p.Barsovo, administrative building of OOO "Surgutmebel"***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Closed Joint Stock Company "Surgutneftestroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut-13, ul. Kukuyevitskogo, 16***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Location: ***RF, Tver***
Mailing address: ***RF, Tver, ul. Novotorzhskaya, 6***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Investsibirstroy"***
Location: ***RF, Khanty – Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, Naberezhny, 22***
The Issuer's share in the legal entity's charter capital: ***100%***

Name:***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Location: ***RF, Pskov***
Mailing address: ***RF, Pskov, pr. Oktyabrsky, 4***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
Mailing address: ***173015, RF, Veliky Novgorod, ul. Germana, 20***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
Mailing address: ***236000, RF, Kaliningrad, ul. Komsomolskaya, 22-b***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Surgutneftegasburenie"***
Location: ***RF, Khanty – Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul.Entuziastov, 35***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Location: ***RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Mailing address: ***626019, RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo, ul. Sovetskaya, 81***
The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
Mailing address: ***187110, RF, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***
The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***99.8%***

Name: ***Limited Liability Company "Neft-consulting"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***95%***

Name: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
The Issuer's share in the legal entity's charter capital: ***93.1%***

Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***RF, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 19***
The Issuer's share in the legal entity's charter capital: ***89.8%***

Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***81.6%***

Name: ***Limited Liability Company "Yourievskneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, Promzona, trust "Surgutneftegeofizika"***
The Issuer's share in the legal entity's charter capital: ***50%***

Name: ***Open Joint Stock Company "Surgutpolimer"***
Location: ***Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Mailing address: ***628400, Tyumenskaya Oblast, Surgut, ul. Lermontova, 11, k. 306***
The Issuer's share in the legal entity's charter capital: ***30%***

Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***18.1%***

Name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Respubliki, 62***
The Issuer's share in the legal entity's charter capital: ***11.2%***

Name: ***Inter-regional Open Joint Stock Company "Nefteavtomatika"***
Location: ***RF, Ufa***
Mailing address: ***450005, Ufa, ul. 50-letiya Oktyabrya, 24***
The Issuer's share in the legal entity's charter capital: ***11.05%***

Name: ***Open Joint Stock Company "Khantymansiyskintersport"***

Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
Mailing address: ***628200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul. Mira, 5a***
The Issuer's share in the legal entity's charter capital: ***10%***

Name: ***Joint Stock Commercial Bank "ROSBANK" (open joint stock company)***
Location: ***RF, Moscow***
Mailing address: ***107078, Moscow, ul.Mashi Poryvaevoy, 11, PO Box 208***
The Issuer's share in the legal entity's charter capital: ***7.6%***

Name: ***Open Joint Stock Company "Airport Surgut"***
Location: ***Surgut***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport-11***
The Issuer's share in the legal entity's charter capital: ***5%***

25. The shares of all the legal entities where the Issuer holds more than 5% of the charter capital as well as of their officials in the Issuer's charter capital:

25.1 Name: ***Limited Liability Company "Central Surgut Depositary"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***2.5%***
Officials:

25.1.1 ***Yusubov Ikram Ilias-ogly***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00008%***

25.2 Name: ***Limited Liability Company "Surgutmebel"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, pos. Barsovo***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo, administrative building of OOO "Surgutmebel"***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.2.1 ***Ivanov Nikolai Ivanovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.3 Name: ***Closed Joint Stock Company "Surgutneftestoy"***

Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, pos. Barsovo***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut-13, ul.Kukuevitskogo, 16***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.3.1 ***Kurnosov Petr Gennadievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00003%***

25.3.2 ***Rezyapov Alexander Filippovich***
The person's functions: ***Member of the Board of Directors (Supervisory Board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.3.3 ***Kurnosov Petr Gennadievich***
The person's functions: ***Member of the Board of Directors (Supervisory Board)***
The person's share in the Issuer's charter capital: ***0.00003%***

25.3.4 ***Andrukh Zenon Adamovich***
The person's functions: ***Member of the Board of Directors (Supervisory Board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.4 Name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Location: ***RF, Tver***
Mailing address: ***RF, Tver, ul.Novotorzhskaya, 6***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.4.1 ***Salagaev Anatoly Nikolaevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.5 Name: ***Limited Liability Company "Investsibirstroy"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, Naberezhny, 22***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.5.1 ***Savenkov Sergei Vasilievich***
The person's functions: ***Individual executive body***

The person's share in the Issuer's charter capital: ***0.001%***

25.6 Name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Location: ***RF, Pskov***
Mailing address: ***RF, Pskov, pr. Oktyabrsky, 4***
The Issuer's share in the legal entity's charter capital: ***100%***
The legal entity's share in the Issuer's charter capital: ***no share***
Officials:

25.1.1 ***Isakov Vladimir Borisovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.7 Name: ***Limited Liability Company "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
Mailing address: ***173015, RF, Veliky Novgorod, ul.Germana, 20***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.6.1 ***Serebrennikov Victor Georgievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.8 Name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
Mailing address: ***236000, RF, Kaliningrad, ul.Komsomolskaya, 22-b***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.4.1 ***Shilyakov Vladimir Mikhailovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00007%***

25.9 Name: ***Limited Liability Company "Surgutneftegasburenie"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul.Entuziastov, 35***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.10 Name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Location: ***RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Mailing address: ***626019, RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo, ul. Sovetskaya, 81***
The Issuer's share in the legal entity's charter capital: ***99.9%***

The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.10.1 ***Tatarchuk Valery Grigorievich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.11 Name: ***Limited Liability Company Production Association "Kirishinefteorgsintez"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
Mailing address: ***187110, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***
The Issuer's share in the legal entity's charter capital: ***99.9%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.11.1 ***Somov Vadim Evseevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.006%***

25.12 Name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***99.8%***
The entity's share in the Issuer's charter capital: ***0.6%***
Officials:

25.12.1 ***Uryupin Vyacheslav Alekseevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.13 Name: ***Limited Liability Company "Neft-Consulting"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***95%***
The entity's share in the Issuer's charter capital: ***0.008%***
Officials:

25.13.1 ***Khasanov Ravil Rashitovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.14 Name: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***

Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
The Issuer's share in the legal entity's charter capital: ***93.1%***
The entity's share in the Issuer's charter capital: ***36.7%***
Officials:

25.14.1 ***Bogdanov Vladimir Leonidovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.3%***

25.14.2 ***Usoltsev Alexander Victorovich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.008%***

25.14.3 ***Bogdanov Vladimir Leonidovich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

25.14.4 ***Mugu Baizet Yunusovich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.003%***

25.14.5 ***Nuryaev Anatoly Sergeevich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.04%***

25.14.6 ***Somov Vadim Evseevich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.006%***

25.14.7 ***Khusainov Zinur Mersalikhyanovich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.009%***

25.15 Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 19***

The Issuer's share in the legal entity's charter capital: ***89.8%***
The entity's share in the Issuer's charter capital: ***0.000008%***
Officials:

25.15.1 ***Nepomnyashchikh Evgeniya Victorovna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.009%***

25.15.2 ***Pospelova Nataliya Evgenievna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.15.3 ***Moiseev Alexander Vasilievich***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.001%***

25.15.4 ***Bogdanov Vladimir Leonodovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

25.15.5 ***Vazhenin Yury Ivanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.001%***

25.15.6 ***Nepomnyashchikh Evgeniya Viktorovna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.009%***

25.15.7 ***Pospelova Natalia Evgenievna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.002%***

25.15.8 ***Kisselev Nikolai Victorovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.15.9 ***Burtsev Gennady Alekseevich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.006%***

25.15.10 ***Barankov Vladislav Georgievich***

The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.15.11 ***Zakharova Nina Alexandrovna***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.15.12 ***Korol Andrey Vitalievich***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.0003%***

25.15.13 ***Pastukhova Galina Aphanasievna***
The person's functions: ***Member of the of collegiate executive***
The person's share in the Issuer's charter capital: ***0.0001%***

25.15.14 ***Fedorov Sergei Anatolievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.16 Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***81.6%***
The entity's share in the Issuer's charter capital: ***0.4%***
Officials:

25.16.1 ***Piskunov Alexander Vladimirovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.17 Name: ***Limited Liability Company "Yourievsneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, Promzona, trust "Surgutneftegeofizika", P.O. Box 23***
The Issuer's share in the legal entity's charter capital: ***50%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.17.1 ***Loginovsky Vladislav Sergeevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.18 Name: ***Open Joint Stock Company "Surgutpolimer"***

Location: ***Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Lermontova,11, k. 306***
The Issuer's share in the legal entity's charter capital: ***30%***
The entity's share in the Issuer's charter capital: ***no share***

25.19 Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tymenskaya Oblast, Khaty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tymenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul.Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***18.1%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.19.1 ***Cheskidova Galina Alexeevna***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.005%***

25.19.2 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.19.3 ***Fedorov Sergei Anatolievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.19.4 ***Cheskidova Galina Alexeevna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.20 Name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Respubliki, 62***
The Issuer's share in the legal entity's charter capital: ***11.2%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.20.1 ***Rakitin Vladimir Borisovich***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.20.2 ***Sheshukov Alexander Ivanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.21 Name: ***Inter-regional Open Joint Stock Company "Nefteavtomatika"***
Location: ***RF, Ufa***
Mailing address: ***450005, Ufa, ul. 50-letiya Oktyabrya, 24***
The Issuer's share in the legal entity's charter capital: ***11.05%***
The entity's share in the Issuer's charter capital: ***no share***

25.22 Name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
Mailing address: ***628200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul.Mira, 5a***
The Issuer's share in the legal entity's charter capital: ***10%***
The entity's share in the Issuer's charter capital: ***no share***

25.23 Name: ***Joint Stock Commercial Bank "Rosbank" (open joint stock company)***
Location: ***RF, Moscow***
Mailing address: ***107078, Moscow, ul.Mashi Poryvaevoy, 11, PO Box 208***
The Issuer's share in the legal entity's charter capital: ***7.6%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.23.1 ***Kisselev Nikolai Victorovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.23.2 ***Ushakov Dmitry Lvovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.00006%***

25.24 Name: ***Open Joint Stock Company "Airport Surgut"***
Location: ***Surgut***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport-11***
The Issuer's share in the legal entity's charter capital: ***5%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.24.1 ***Nesterov Vladislav Stepanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***

The person's share in the Issuer's charter capital: ***0.004%***

25.24.2 ***Ryupin Alexander Evstigneevich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.003%***

26. Other affiliated entities of the Issuer

26.1 Name: ***Limited Liability Company "Neftegas-Reserve"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***RF, Tyumenskaya Oblast, Surgut, ul.Gubkina, 13a***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***0.004%***

26.2 ***Eremenko Oleg Vladimirovich***
The person's share in the Issuer's charter capital: ***0.003%***

26.3 Name: ***Open Joint Stock Company "Lennefteprodukt"***
Location: ***RF, St.Petersburg, Frunzensky District***
Mailing address: ***192007, RF, St.Petersburg, Ligovsky pr., 237***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

26.4 ***Nikiforov Vyacheslav Mikhailovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.5 ***Voronin Georgy Sergeevich***
The person's share in the Issuer's charter capital: ***0.002%***

26.6 ***Klinovsky Alexander Eduardovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.7 ***Zhernovkov Alexander Georgievich***
The person's share in the Issuer's charter capital: ***0.0004%***

26.8 ***Larichev Ilya Vladimirovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.9 Name: ***Limited Liability Company "InvestContractLtd"***
Location: ***RF, Moscow***
Mailing address: ***101000, RF, Moscow, ul.Myasnitskaya, 34***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

26.10 ***Nikiforov Vyacheslav Mikhailovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.11 Name: ***Limited Liability Company "MPK-Oil"***
Location: ***RF, Moscow***
Mailing address: ***121069, Moscow, ul.Marshala Zhukova, 2***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

26.12 Name: ***Closed Joint Stock Company "Kirishiautoservice"***
Location: ***RF, St. Petersburg***
Mailing address: ***191040, St. Petersburg, ul.Marata, b.20, apt.1***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

27. The Issuer's share in the charter capital of legal entities-affiliated entities

See items 24, 25,26

28. The Issuer's affiliated entities' as well as their founders' and officials' share in the Issuer's charter capital.

See items 24, 25, 26

29. Entities having 5 and more per cent of votes in the Issuer's supreme administrative body.
Name: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Share: ***42.1%***

Name: ***Non-state Pension Fund "Surgutneftegas"***
Share: ***9.6%***

30. The Issuer's share in industrial, bank, financial groups, holdings, groups of companies and associations.
Organization: ***Association "Information and cooperation council of the fuel and energy complex"***
The Issuer's position and functions in the organization: ***member of the association***

31. The Issuer's branches and representative offices.

Name: ***Moscow representative office of OJSC "Surgutneftegas"***
Location: ***101000, RF, Moscow, ul.Myasnitskaya, 34, b.1***
Mailing address: ***101000, RF, Moscow, ul. Myasnitskaya, 34, b.1***
Manager: ***Makarkin Yury Nikolaevich***
Opening date: ***27.09.1993***
Validity period of the letter of attorney: ***31.12.2001***

32. The number of the Issuer's employees.

The average number of the Issuer's employees including those in the branch and representative offices for the accounting period: ***83,730***

33. Description of the Issuer's basic activities.

General industry development

Higher capital investments in recent years have enabled to enhance the oil production to 348.1 mn tons, 7.6% up from the level of 2000. Gas extraction totaled 581.4 bn cu m, 0.9% down from the level of 2000.
According to the preliminary results of OJSC "Surgutneftegas" production activity, 2001 witnessed higher fundamentals: oil production exceeded 44 mn tons, an increase of 8.5%, drilling progress reached 2.5 mn meters, an 8% increase, bringing new wells into production rose by 2%.
In terms of drilling progress and bringing new wells into production, the Company is the leader among its Russian peers.
The geological surveying performed in 2001 made it possible to enhance the reserves by over 35 mn tons of oil, to discover 4 new oil fields and 15 new oil and gas accumulations. According to preliminary estimations, capital investments in 2001 rose by 27% and amounted to RUR 43.8 bn.
As before, world oil prices, the taxation system and the state policy on the regulation of oil production and export will stipulate the further industry development.

Basic activities and their share in total revenue.
Basic activities of OJSC "Surgutneftegas" include oil and oil products production and sales. Revenue shares from oil production in OJSC "Surgutneftegas" for three financial years prior to the year of the accounting quarter and for every complete quarter in 2001 are shown in Table 1.

Table 1

Basic activities	***Share in total revenue (sales proceeds), (%)***						
OJSC "Surgutneftegas"	*1998*	*1999*	*2000*	*1Q2001*	*2Q2001*	*3Q2001*	*4Q2001*
Oil and oil products production and marketing	*88.8*	*90.2*	*96.0*	*95.4*	*95.9*	*93.4*	*-*

The types of products bringing over 10% of OJSC "Surgutneftegas" revenue during 1998-2000 are oil and oil products including export oil and oil products.

Since the accounting report for quarter 4 of 2001 is yet to be prepared, the information on shares in total revenue generated by basic activities in the accounting quarter will be presented in the report for quarter 1 of 2002.

Sources of raw materials, materials and services

In the reporting quarter there are no suppliers, who provide more than 10% of all the inventory holdings deliveries.
Import share in total inventory holdings deliveries of the Issuer amounted to 13% in 4Q2001.
Financial situation of OJSC "Surgutneftegas" enables the company to ensure the availability of source of finance for inventory holdings for OJSC "Surgutneftegas".

Marketing outlets of products (operations, services) of the Issuer

There are no consumers whose share in the Company's total sales proceeds amounted to more than 10% in 4Q2001.
Some major negative factors which may influence future effectiveness of OJSC "Surgutneftegas" sales are possible tightening of tax policy, growth of rates for transportation of oil and oil products, increase of export duties on oil and oil products, and possible worsening of oil price situation.

Practical activities towards reserves

At present, the working capital policy of OJSC "Surgutneftegas" focuses on:
- *reduction of a portion of current assets included in the settlement with consumers;*
- *running analysis and control over redemption of accounts receivable;*
- *assets liquidity valuation;*
- *analysis and control over asset turnover.*

Calculation of the inventory turnover ratio is done according to the procedure approved by the Ministry of Economics of the Russian Federation №7-12/47, of March 31, 1994.
The inventory turnover ratio is calculated as a ratio of cost of sales to average remaining stock during a certain period of time.

Cost of sales

Inventory turnover ratio = - *Annual average value of inventory reserves*

Since the accounting report for quarter 4 of 2001 is yet to be prepared, calculation of the inventory turnover ratio for the accounting quarter will be represented in the report for quarter 1 of 2002.

Seasonal character of activities

The character of OJSC "Surgutneftegas" activities is not seasonal.

The major competitors

OJSC "Surgutneftegas" trades its products at oil and petroleum markets of the Russian Federation as well as CIS countries and non-CIS countries. In this connection, the competitive conditions of OJSC "Surgutneftegas" activities in many respects are determined by location of the refineries and marketing entities of the oil companies; this determines a list of the major competitors of Company.

34. Investment declaration. The description of the Issuer's activities.
Presented by investment funds only

35. Plans for future activities of the Issuer.

In 2002 the Company has the capacity to sustain a further growth of oil and gas production to 47 mn tons and 11.5 bn cu m accordingly. Capital investments are to amount to RUR 54 bn, investments in refining and marketing are to be considerably increased. On oil refining side, investments are to increase 3.7 times to RUR 11.6bn, the major portion of which is to finance the implementation of the hydrocracking complex project with the value of RUR 8.6 bn. As for oil products marketing, investments are to see a rise of 43%.
It is to continue the construction of gas turbine power stations at remote oil fields. Over the next 3 years, it intends to construct 5 gas turbine power stations. By 2007 its facilities will be hourly producing around 225 MW of electric power while the annual associated gas consumption will constituent 23 mn cu m. That will bring about a sizable reduction in the purchase of electric power from external producers.
It is to keep strengthening its resource base through geological exploration, auctions and acquisitions of promising oil and gas bearing blocks. Rogozhnikovskoe – a new oil field acquired in 2001 – has been slated for

geological exploration works, which are to commence at the beginning of 2002.

36. Information on the Issuer's charter capital.

The amount of the Issuer's charter capital (RUR): ***43,427,992,940***

The layout of the charter capital by categories of shares:
Ordinary shares:
 total volume (RUR): ***35,725,994,705***
 share in the charter capital: ***82.264899%***
Preferred shares:
 total volume (RUR): ***7,701,998,235***
 share in the charter capital: ***17.735101%***

37. Information on the government's (municipality's) share in the charter capital of the Issuer.

Share of the Issuer's charter capital in public (municipal) ownership:

A block of the Issuer's shares in public (municipal) ownership:
no such block

A special right for the Russian Federation, entities of the Russian Federation, municipalities to participate in management of the Issuer ("golden share"): ***not stipulated***

38. Information on declared shares of the Issuer.

no such shares

39. The material agreements and obligations of the Issuer.

no such agreements and obligations

40. The obligations of the Issuer in respect of the issue of shares and securities converted into shares.

The Issuer has no obligations in respect of the issue of shares and securities converted into shares (including those resulting from the privatization plan).

41. Information on sanctions imposed on the Issuer, its participation in litigations and revisions.

The sanctions imposed on the Issuer by the state authorities, courts over three financial years prior to the year of the reporting quarter and for the current year:

The date of imposing the sanction: ***13.05.1999***
The body that imposed the sanction: ***Nadym Environment Protection Committee***
Reasons for imposing: ***unauthorized occupation of land without the positive decision of land examination and land allotment committee***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***50***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***24.06.1999***
The body that imposed the sanction: ***Surgut Environment Protection Committee***
Reasons for imposing: ***oil spillage***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***500***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***24.04.2001***
The body that imposed the sanction: ***the Committee for Mineral Resources and Organization of the Use of Land of Beloyarsky District***
Reasons for imposing: ***unauthorized occupation of land***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***10.05.2001***
The body that imposed the sanction: ***the Committee for Mineral Resources and Organization of the Use of Land of Khanty-Mansiysky Autonomous Okrug***
Reasons for imposing: ***Breaching the land-laws by unauthorized occupation of land***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The description of litigations, which were going on or had finished in the reporting quarter, and which may substantially affect the activities of the Issuer.

In the reporting quarter, there were no such litigations, which could substantially affect the activities of the Issuer.

The description of all the inspections of the Issuer, either still proceeding or finished, carried out by state structures, and that of the auditor's inspections, carried out by order of the participants (shareholders) demand.

In 4Q2001 the Surgut branch of the Social Security Fund (SSF) in the Khanty-Mansiysky Autonomous Okrug carried out documentary examinations as to spending of funds of SSF RF for compulsory social insurance and submission of accounts over a period from January 01, 1999 to September 30, 2001, the inspection of accuracy of registration, fee charging, spending of funds for compulsory social insurance against accidents at work, disease prevention, transfer of funds to SSF RF and submission of accounts over a period from January 01, 2000 to September 30, 2001.

42. Important facts (events, actions), which took place in the reporting quarter.

The date of fact (event, action): ***21.11.2001***
The code: ***0400155A21112001***

- ***Full corporate name of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Closed Joint Stock Company "Surgutneftestroy"***
- ***Location and mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russia;***
- ***Mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: ul. Kukuyevitskogo, 16, the city of Surgut;***
- ***The Issuer's share in the charter capital (equity share) of CJSC "Surgutneftestroy":***
- ***Before change: 50.6%;***
- ***After change: 100%;***
- ***The date when the share in the charter capital (equity share) was changed: November 21, 2001.***

The date of fact (event, action): ***19.12.2001***
The code: ***0400155A19122001***

- ***Full corporate name of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Limited Liability Company "Yourievskneft";***
- ***Location of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russia;***

- ***Mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Promzona, "Surgutneftegeofizika" Trust, P.O. Box 23, Surgut, Tyumenskaya Oblast, Russia, 628400;***
- ***The Issuer's share in the charter capital (equity share) of "Yourievskneft" LLC:***
- ***Before change: 0%;***
- ***After change: 50%;***
- ***The date when the share in the charter capital (equity share) was changed: December 19, 2001.***

The date of fact (event, action): ***19.12.2001***
The code: ***0400155A19122001***

- ***Full corporate name of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Limited Liability Company "Surgutneftegasburenie";***
- ***Location of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russia;***
- ***Mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: ul. Entuziastov, 35, Surgut, Tyumenskaya Oblast, Russia, 628400;***
- ***The Issuer's share in the charter capital (equity share) of "Surgutneftegasburenie" LLC:***
- ***Before change: 0%;***
- ***After change: 100%;***
- ***The date when the share in the charter capital (equity share) was changed: December 19, 2001.***

The date of fact (event, action): ***29.12.2001***
The code: ***0400155A29122001***

- ***Full corporate name of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Closed Joint Stock Company "Surgutneftegasbank";***
- ***Location of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: ul. Kukuyevitskogo, 19, Surgut, Khanty-Mansiysky Autonomous Okrug, 628400;***
- ***Mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: ul. Kukuyevitskogo, 19, Surgut, Khanty-Mansiysky Autonomous Okrug, 628400;***

- *The Issuer's share in the charter capital (equity share) of Closed Joint Stock Company "Surgutneftegasbank":*
- *Before change: 81.208%;*
- *After change: 89.893%;*
- *The date when the share in the charter capital (equity share) was changed: December 26, 2001.*

43. Information on reorganization of the Issuer, its subsidiaries and subordinated companies.

There has not been any reorganization of the Issuer, its subsidiaries and subordinated companies in the reporting quarter.

44. Additional important general information on the Issuer.

The persons mentioned in Items 26.2, 26.10 of the Report are not affiliated persons of the Issuer but perform the duties of individual executive bodies of the legal entities – affiliated persons of the Issuer mentioned in Items 26.1, 26.9. As for natural persons, mentioned in Items 26.4-26.8, they perform the duties of the members of the Board of Directors of the legal entity – the affiliated person of the Issuer, mentioned in Item 26.3. In connection with the fact that according to the "Articles on Quarterly Report of the Securities' Issuer", Item 28 in the electronic form of the quarterly report is not to include information about shares in the Issuer's charter capital of persons performing the duties of individual executive bodies, members of collegiate executive managing bodies, members of boards of directors (supervisory boards) of legal entities – affiliated persons of the Issuer, these persons and their shares in the Issuer's charter capital are listed in Item 26 of the present report.

The data on shares of persons in the charter capital of Issuer, as well as the data on the other persons, stated at this Issuer's report, is figured up to one decimal point, if it is equal to zero, in this case the data is figured up to the first decimal point, which is not zero. When this figure appears after the sixth decimal point or a person has no share, it is equal to zero.

B. Information on financial and economic activities of the Issuer

45. Annual accounting reports for the last three financial years.

see Appendix

46. Accounting reports of the Issuer for the reporting quarter.

not subject to submission for the reporting period

47. Facts entailing increase or decrease in volume of the Issuer's assets for more than 10% during the reporting quarter.
not subject to submission in the 4Q report

48. Facts entailing increase in profits (losses) of the Issuer for more than 20% during the reporting quarter in comparison with the prior quarter.
not subject to submission in the 4Q report

49. Information on formation and use of reserve and other special funds of the Issuer.
Due to the absence of accounts for the fourth quarter of 2001, information on formation and use of finances of the Issuer's special funds in the reporting quarter are to be submitted in the 1Q 2002 report.

50. Transactions of the Issuer during the reporting quarter totaling to 10% and more of the Issuer's assets as of the end of a quarter, prior to the reporting quarter.
No such transactions

51. Information on the use of funds, provided by the Issuer from placement of issuing stocks.
No information on use of funds in the reporting quarter.

52. Borrowed funds received by the Issuer and its subsidiaries in the reporting quarter.
Information on the volume of borrowed funds received by the Issuer as of the end of the reporting quarter:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
Long-term bank loans				
incl. those not timely repaid				
Other long-term borrowings				
incl. those not timely repaid				
Short-term bank loans				

incl. those not timely repaid				
Bank loans for employees				
incl. those not timely repaid				
Other short-term borrowings				
incl. those not timely repaid				

53. Accounts receivable, accounts payable of the Issuer and its subsidiaries for the reporting quarter.

Information on the volume of accounts receivable, accounts payable of the Issuer as of the end of the reporting quarter:

Item	Balance at the turn of the year (thousand RUR)	Received (thousand RUR)	Repaid (thousand RUR)	Balance as of the end of the reporting quarter (thousand RUR)
1) Accounts receivable:				
short-term				
incl. outstanding				
by more than 3 months				
incl. by:				
long-term				
incl. outstanding				
by more than 3 months				
incl. by:				
2) Accounts payable:				
short-term				
incl. outstanding				
by more than 3 months				
incl. by:				
long-term				
incl. outstanding				
by more than 3 months				
incl. by:				
Provisions:				
received				
incl. from third parties				
incl. by:				
granted				
incl. to third parties				
incl. by:				
3) Flow of bills				
bills issued				
incl. outstanding				
incl. by:				
Bills received				
incl. outstanding				
incl. by:				

54. Financial investments of the Issuer.

Information on financial investments of the Issuer as of the end of the reporting quarter:

Item	The volume of investments as of the end of the reporting quarter (thousand RUR)		
	Short-term (up to one year)	Long-term (over one year)	total
Investments in government stocks of the Russian Federation			-
Investments in government stocks of the entities of the Russian Federation			-
Investments in securities of local authorities			-
Investment in securities, shares, pays of the other organizations			
Investments in bonds and other debentures			
Other borrowings granted			
Investments in subsidiaries of the Issuer			
Investments in subordinated companies of the Issuer			-

Financial investments in organizations which have been dissolved under the laws of the Russian Federation			
The title of the organization	The date of liquidation	The body, which has taken a decision on liquidation	The volume of investments (thousand RUR)
Total			-

Financial investments in organizations, which have been declared bankrupts under the laws of the Russian Federation			
The title of the organization	The date of liquidation	The body, which has taken a decision on liquidation	The volume of investments (thousand RUR)
Total			-

The volume of the Issuer's assets as of the final date of the reporting quarter (thousand RUR)	

Organizations, financial investments in which total 10% and more of the Issuer's assets as of the final date of the reporting quarter		
The title of the organization	The volume of investments (thousand RUR)	Share of assets
Total		

55. Other material information on financial and economic activities of the Issuer.

Due to the absence of accounts for the fourth quarter of 2001, information on borrowed funds received by the Issuer, accounts receivable and accounts

payable of the Issuer, financial investments of the Issuer in the reporting quarter is to be submitted in the 1Q 2002 report.

C. The data on the Issuer's securities

56. Information on the Issuer's shares.
The ordinal number of the issue: *1*
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***14,773,595***
The total volume of the issue: ***14,773,595***

Information on the government registration of the issue:
The date of registration: ***12.05.1993***
The registration number: ***87-1p-416***
The body that conducted the registration: ***Financial bodies***

The placement method: ***according to a privatization plan***
The period of placement: ***from 12.05.1993 to 19.04.1994***

The present state of the issue: ***all securities of the issue are retired (cancelled)***
The quantity of actually placed securities according to the registered report on results of the issue: ***59,094,380***

Information on the government registration of the report on the results of the issue:
The date of registration: ***18.07.1994***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
not traded

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***1***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***4,924,532***
The total volume of the issue: ***4,924,532***

Information on the government registration of the issue:
The date of registration: ***12.05.1993***
The registration number: ***87-1p-416***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***according to a privatization plan***
The period of placement: ***from 12.05.1993 to 19.04.1994***

The present state of the issue: ***all securities of the issue are retired (cancelled)***
The quantity of actually places securities, according to the registered report on results of the issue: ***19,698,128***

Information on the government registration of the report on the results of the issue:
The date of registration: ***18.07.1994***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
not traded

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***2***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The quantity of securities of the issue: ***3,848,533,277***
The total volume of the issue: ***3,848,533,277***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***placement among shareholders***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***

The quantity of actually places securities according to the registered report on the results of the issue: ***3,841,134,700***

Information on the government registration of the report on the results of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
The referred above value of the total volume of the issue is the product of the quantity of securities of the issue and a par value of one share of the issue. In fact the volume of the issue totaled 3,833,759,682 rubles.

The ordinal number of the issue: ***2***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***1,282,844,512***
The total volume of the issue: ***1,282,844,512***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***placement among shareholders***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***1,280,378,320***

Information on the government registration of the report on the results of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
The referred above value of total volume of the issue is the product of the quantity of securities of the issue and a par value of one share of the issue. In fact the volume of the issue totaled 1,277,919,980 rubles.

The ordinal number of the issue: ***3***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***282,064,241***
The total volume of the issue: ***282,064,241***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***public subscription***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***282,064,241***

Information on the government registration of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***3***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The quantity of securities of the issue: ***60,000,000***
The total volume of the issue: ***60,000,000***

Information on the government registration of the issue:
The date of registration: ***5.04.1996***
The registration number: ***MF 67-1-01184***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 6.04.1996 to 10.04.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***60,000,000***

Information on the government registration of the report on the issue:
The date of registration: ***17.05.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***4***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The quantity of securities of the issue: ***500,000,000***
The total volume of the issue: ***500,000,000***

Information on the government registration of the issue:
The date of registration: ***30.09.1996***
The registration number: ***MF 67-1-01430***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 1.10.1996 to 11.10.1996***

The present state of the issue: ***placement is over***

The quantity of actually placed securities according to the registered report on the results of the issue: ***500,000,000***

Information on the government registration of the issue:
The date of registration: ***17.10.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

Additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***4***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The quantity of shares of this issue: ***34,021,327***
The total volume of the issue: ***34,021,327***

Information on the government registration of the issue:
The date of registration: ***30.09.1996***
The registration number: ***MF 67-1-01431***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 1.10.1996 to 11.10.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***34,021,327***

Information on the government registration of the issue:
The date of registration: ***17.10.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***5***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***18,492,795,764***
The total volume of the issue: ***18,492,795,764***

Information on the government registration of the issue:
The date of registration: ***25.08.1997***
The registration number: ***1-05-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***placement among shareholders***
The period of placement: ***from 19.09.1997 to 19.09.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***18,492,795,764***

Information on the government registration of the report on the results of the issue:
The date of registration: ***23.09.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***5***
The category: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***5,497,598,588***

The total volume of the issue: ***5,497,598,588***

Information on the government registration of the issue:
The date of registration: ***25.08.1997***
The registration number: ***2-05-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***placement among shareholders***
The period of placement: ***from 19.09.1997 to 19.09.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***5,497,598,588***

Information on the government registration of the report on the results of the issue:
The date of registration: ***23.09.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***6***
The category: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***830,000,000***
The total volume of the issue: ***830,000,000***

Information on the government registration of the issue:
The date of registration: ***24.10.1997***
The registration number: ***2-06-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***private subscription***
The period of placement: ***from 13.11.1997 to 13.11.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***830,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***25.11.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***6***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***610,000,000***
The total volume of the issue: ***610,000,000***

Information on the government registration of the issue:
The date of registration: ***22.12.1997***
The registration number: ***1-06-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***public subscription***
The period of placement: ***from 10.02.1998 to 19.05.1998***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***610,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***30.06.1998***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):

there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

The ordinal number of the issue: ***7***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***12,000,000,000***
The total volume of the issue: ***12,000,000,000***

Information on the government registration of the issue:
The date of registration: ***18.04.2000***
The registration number: ***1-07-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***public subscription***
The period of placement: ***from 10.05.2000 to 11.05.2000***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***12,000,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***26.06.2000***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
there are not any

Market information on securities of the issue:
see Item 62

The additional material information on securities of the issue:
no such information

57. Information on the Issuer's bonds.

no bond issues

D. Additional data on the Issuer's securities

58, 59, 60. Rights of owners of the Issuer's shares. Dividends on the Issue's shares.

58.1

The category of shares: ***ordinary***

The form of shares: ***registered non-documentary***

The complete title of the category/type of the shares: ***ordinary registered non - documentary shares***

The rights of an owner of shares of this category (type): ***An ordinary share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:***

- ***one vote when addressing issues put to the vote at the General Shareholders' Meeting excluding elections of members into the Company's Board of Directors (Elections of members into the Company's Board of Directors are held through cumulative voting. When holding cumulative voting, the quantity of votes equal to total quantity of members of the Company's Board of Directors falls on each voting share of the Company. A shareholder has the right to cast all the votes carried by his/her share for one candidate or allocate them among several candidates to the Company's Board of Directors);***
- ***receive dividend out of the Company's net profit after preferred dividends have been paid;***
- ***a share of the Company's property if the Company is closed down (after settlements with creditors and preferred owners have been made);***
- ***demand that the Company buy out shares belonging to him/her in case:***
  the Company is being restructured or a major transaction is being conducted, resolution about which is adopted by the general shareholders' meeting, in compliance with i.i.6.3.16 Article 6 of the Company's Charter, if he/she voted against adopting this resolution or conducting the transaction or didn't vote upon such issues;
  introduction of amendments and additions to the Company's Charter in a new wording restricting their rights if he voted against adopting the corresponding resolution or didn't participate in voting;
- ***to participate in the general shareholders' meeting both in person and by proxy that can be acted by, including, other shareholders of the Company as well as its officials;***
- ***purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of Federal Law on Joint Stock Companies.***

In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money

shareholders-owners of voting shares of the Company have the pre-emptive rights over these securities in a quantity proportional to the quantity of the Company's voting shares belonging to them.

A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights through a common proxy selected by them.

Dividends on shares of this category (type):
Period: ***1998***
Size of dividends calculated per share (RUR): ***0.00916***
Total amount of dividends calculated per share of this category (type) (RUR): ***217,330,124.06***
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***1999***
Size of dividends calculated per share (RUR): ***0.02***
Total amount of dividends calculated per share of this category (type) (RUR): ***714,519,894.1***
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2000***
Size of dividends calculated per share (RUR): **0.041**
Total amount of dividends calculated per share of this category (type) (RUR): **1,464,765,788.7**
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2001, the first quarter***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2001, the first six months***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2001, nine months***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2001***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Calculated dividend rate for shares of this category (type) with the payment period not due yet:

58.2

The category of shares: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
The complete title of the category/type of the shares: ***preferred registered non - documentary shares***
The rights of an owner of shares of this category (type):
A preferred share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:
- receive annual fixed dividend. Total amount paid as a dividend on each preferred share is fixed at the rate of 10% of the Company's net profit on the basis of the last financial year results divided into the number of shares which are 25% of the Company's charter capital. If at that the dividend amount paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share then the dividend rate paid on the latter must be increased up to the dividend rate paid on ordinary shares. The Company is not entitled to paying out the preferred dividends differently from the order provided by the Company's Charter;
- the vote at the shareholders' meeting when taking decisions on issues regarding the Company's reorganization and liquidation, introduction of amendments and additions to the Company's Charter affecting the rights and interests of preferred shareholders;
- allotment of the Company's property upon the Company's liquidation;
- participation in the general meeting of shareholders with the vote on all the issues within its competence from the meeting following the annual general meeting of shareholders during which the decision to pay the dividends for the preferred shares of this type has not been taken. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid from the moment of the first full dividend payment for the shares mentioned;
- claim on the Company to buy back its shares in the cases of:
the Company's reorganization or the conclusion of a large-scale transaction the decision on which is taken by the general meeting of shareholders according to Items 6.3.16 Section 6 of the Company's Charter if he/she voted against this decision or the mentioned transaction conclusion, or if he didn't participate in voting on these issues;
introduction of amendments and additions to the Company's Charter in a new wording restricting their rights if he voted against the corresponding decision or didn't participate in voting;
- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the

obligation stipulated by i.2 Article 80 of Federal Law on Joint Stock Companies.

A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights through a common proxy selected by them.

Dividends on shares of this category (type):
Period: ***1998***
Size of dividends calculated per share (RUR): ***0.00916***
Total amount of dividends calculated per share of this category (type) (RUR): ***70,550,312.04***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***1999***
Size of dividends calculated per share (RUR): ***0.086***
Total amount of dividends calculated per share of this category (type) (RUR): ***662,371,849.09***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2000***
Size of dividends calculated per share (RUR): ***0.18***
Total amount of dividends calculated per share of this category (type) (RUR): ***1,386,359,682.3***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2001, the first quarter***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2001, the first six months***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2001, nine months***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2001***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Calculated dividend rate for shares of this category (type) the payment period for which has not commenced yet:

61. Restrictions on securities circulation.
See Items 56 and 57

62. Other important information on the Issuer's securities.
Total calculated dividend amount is RUR 287,880,436.1 for 1998; RUR 1,376,891,743.19 for 1999, RUR 2,851,125,471.04 for 2000. Total amount of dividends actually paid on the Issuer's shares is RUR 244,402,372.35 for 1998; RUR 1,182,291,486.73 for 1999, RUR 1,292,182,609.91 for 2000.

Market information on the Issuer's shares

The Issuer's ordinary and preferred shares are traded at CJSC "Saint Petersburg Currency Exchange" (shares of all issues), CJSC "Moscow Inter-bank Currency Exchange" (shares of issues 1-05-00155-A, 2-05-00155-A), Non-profit partnership "Moscow Stock Exchange" (shares of issues 1-05-00155-A, 2-05-00155-A), Non-profit partnership "Saint Petersburg Stock Exchange" (shares of issues 87-1-664, MF 67-1-01184, 1-05-00155-A,
2-05-00155-A) and at the OTC market including Russian Trading System (shares of all issues).

Information on American Depository Receipt program on the Issuer's shares

American Depository Receipts issued for OJSC "Surgutneftegas" ordinary shares are traded at: "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at: "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board".

Information on ADR program on ordinary registered shares of the Company

Program starting date – December 30, 1996. Program participants: OJSC "Surgutneftegas", the Issuer; Bank of New York, the depository; Owners and beneficiary parties. Program conditions sine qua non: Program type – sponsored, 1st level. The number of ordinary registered shares of the Company represented by one American Depository Receipt is 50.

Information on ADR program on preferred registered shares of the Company

Program starting date – March 1998. Program participants: OJSC "Surgutneftegas", the Issuer; Bank of New York, the depository; Owners and beneficiary parties. Program conditions sine qua non: Program type – sponsored, 1st level. The number of preferred registered shares of the Company represented by one American Depository Receipt is 100.

УТВЕРЖДЕН
Советом директоров открытого акционерного общества "Сургутнефтегаз"
Протокол №9п. от 30.01.2002

Секретарь Совета директоров А.Г. Жерновков ____________
(подпись)

М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: IV квартал 2001 г

Открытое акционерное общество "Сургутнефтегаз"

Код эмитента: 00155-А

Место нахождения: Российская Федерация, Тюменская обл., г. Сургут
Почтовый адрес: 628400, РФ, Тюменская область, г.Сургут, ул.Кукуевицкого, 1

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор В.Л. Богданов ________________
(подпись)

Главный бухгалтер М.Н. Глоба ________________
(подпись)

30.01.2002

(М.П.)

Контактное лицо: ***Молчанов Антон Иванович***
Начальник управления ценных бумаг
Тел.: ***(095) 928-52-71*** Факс: ***(095) 928-52-71***
Адрес электронной почты: ***AMolchanov@msk.surgutneftegas.ru***

А. Данные об эмитенте

9. Полное фирменное наименование эмитента.

Открытое акционерное общество "Сургутнефтегаз"
"Surgutneftegas" Open Joint Stock Company

10. Сокращенное наименование.

ОАО "Сургутнефтегаз"
"Surgutneftegas" OJSC

11. Сведения об изменениях в наименовании и организационно-правовой форме эмитента.

Акционерное общество открытого типа "Сургутнефтегаз"
АООТ "Сургутнефтегаз"
Введено: *6.05.1993*

Открытое акционерное общество "Сургутнефтегаз"
ОАО "Сургутнефтегаз"
Введено: *27.06.1996*

Производственное объединение "Сургутнефтегаз"
ПО "Сургутнефтегаз"
Введено: *15.09.1977*

Текущее наименование введено: *27.06.1996*

12. Сведения о государственной регистрации эмитента и наличии у него лицензий.

Дата государственной регистрации эмитента: *27.06.1996*
Номер свидетельства о государственной регистрации (иного документа, подтверждающего государственную регистрацию эмитента): *12-4782*
Орган, осуществивший государственную регистрацию: ***Администрация города Сургута Ханты-Мансийского автономного округа Тюменской области***

Лицензии:
Номер: ***ХМН 00431 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Западно-Сургутского лицензионного участка***

Номер: ***ХМН 00435 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Восточно-Сургутского лицензионного участка***

Номер: ***ХМН 00438 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти, газа и конденсата в пределах Яунлорского лицензионного участка***

Номер: ***ХМН 00436 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Сайгатинского лицензионного участка***

Номер: ***ХМН 00558 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Восточно-Елового лицензионного участка***

Номер: ***ХМН 00408 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти, газа и конденсата в пределах Федоровского лицензионного участка***

Номер: ***ХМН 00405 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти, газа и конденсата в пределах Дунаевского лицензионного участка***

Номер: ***ХМН 00406 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти, газа и конденсата в пределах Лянторского лицензионного участка***

Номер: ***ХМН 00412 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Маслиховского лицензионного участка***

Номер: ***ХМН 00409 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти, газа и конденсата в пределах Быстринского лицензионного участка***

Номер: ***ХМН 00437 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Солкинского лицензионного участка (Северная часть)***

Номер: ***ХМН 00418 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Западно-Солкинского лицензионного участка***

Номер: ***ХМН 00407 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти, газа и конденсата в пределах Вачимского лицензионного участка***

Номер: ***ХМН 00410 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Комарьинского лицензионного участка***

Номер: ***ХМН 00423 НЭ***
Дата выдачи: ***15.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Савуйского лицензионного участка***

Номер: ***ХМН 00419 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Родникового лицензионного участка***

Номер: ***ХМН 00417 НЭ***
Дата выдачи: ***14.01.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Русскинского лицензионного участка***

Номер: ***ХМН 00564 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Конитлорского лицензионного участка***

Номер: ***ХМН 00434 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Нижне-Сортымского лицензионного участка***

Номер: ***ХМН 00411 НЭ***
Дата выдачи: ***18.12.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Алехинского лицензионного участка***

Номер: ***ХМН 00432 НЭ***
Дата выдачи: ***5.03.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Камынского лицензионного участка***

Номер: ***ХМН 00563 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Тянского лицензионного участка***

Номер: ***ХМН 00560 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Ай-Пимского лицензионного участка***

Номер: ***ХМН 00559 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Тромъеганского лицензионного участка***

Номер: ***ХМН 00561 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Восточно-Тромъеганского лицензионного участка***

Номер: ***ХМН 00562 НЭ***
Дата выдачи: ***29.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Биттемского лицензионного участка***

Номер: ***ХМН 00433 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Южно-Комынского лицензионного участка***

Номер: ***ХМН 00439 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Сыньеганского лицензионного участка***

Номер: ***ХМН 00440 НЭ***
Дата выдачи: ***5.03.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию***

недр

Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Сахалинского лицензионного участка***

Номер: ***ХМН 00420 НЭ***

Дата выдачи: ***14.01.1997***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Лосевого лицензионного участка***

Номер: ***ХМН 00421 НЭ***

Дата выдачи: ***14.01.1997***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Хорлорского лицензионного участка***

Номер: ***ХМН 00422 НЭ***

Дата выдачи: ***14.01.1997***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Тундринского лицензионного участка***

Номер: ***455/СЛХ 00422 НЭ***

Дата выдачи: ***17.12.1997***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ямало-Ненецкому автономному округу***

Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Верхне-Надымского лицензионного участка (Северная часть)***

Номер: ***ХМН 00683 НР***

Дата выдачи: ***3.12.1997***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Верхне-Надымского лицензионного участка (Южная часть)***

Номер: ***ХМН 00684 НР***

Дата выдачи: ***3.12.1997***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Чигоринского лицензионного участка***

Номер: ***ХМН 00812 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Западно-Ай-Пимского лицензионного участка***

Номер: ***ХМН 00813 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Восточно-Сахалинского лицензионного участка***

Номер: ***ХМН 00814 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Тончинского лицензионного участка***

Номер: ***ХМН 00811 НЭ***
Дата выдачи: ***4.06.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Геологическое изучение недр, поиски и добыча нефти и газа в пределах Западно-Камынского лицензионного участка***

Номер: ***ХМН № 01070 НП***
Дата выдачи: ***20.08.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Осуществление геологического изучения недр, поиска и оценки месторождений нефти в пределах Нумтойского поискового участка***

Номер: ***ХМН № 01087 НЭ***
Дата выдачи: ***27.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Осуществление поиска и добычи нефти и газа в пределах Северо-Селияровского лицензионного участка***

Номер: ***ХМН № 01061 НП***
Дата выдачи: ***4.08.1999***
Срок действия:

Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Осуществление геологического изучения недр в пределах Верхнеляминского поискового участка***

Номер: ***ХМН № 01062 НП***
Дата выдачи: ***4.08.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Осуществление геологического изучения недр в пределах Логачевского поискового участка***

Номер: ***ХМН 01237 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Западно-Эргинского лицензионного участка***

Номер: ***ХМН 01236 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Кондинского лицензионного участка***

Номер: ***ХМН 01233 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Чапровского лицензионного участка***

Номер: ***ХМН 01235 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Новобыстринского лицензионного участка***

Номер: ***ХМН 01234 НЭ***
Дата выдачи: ***22.05.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча нефти и газа в пределах Сыхтымского лицензионного участка***

Номер: ***ХМН 00988 ВЭ***

Дата выдачи: ***6.05.1999***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Савуйского, Русскинского, Родникового и Конитлорского месторождений***

Номер: ***ХМН 01215 ВЭ***

Дата выдачи: ***21.04.2000***

Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча подземных вод для технического использования в системе ППД в пределах Хорлорского лицензионного участка***

Номер: ***ХМН 00400 ВЭ***

Дата выдачи: ***14.11.1996***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Комарьинского месторождения нефти***

Номер: ***ХМН 00401 ВЭ***

Дата выдачи: ***14.11.1996***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Вачимско-Карьяунского месторождения нефти***

Номер: ***ХМН 00381 ВЭ***

Дата выдачи: ***7.10.1996***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00382 ВЭ***

Дата выдачи: ***7.10.1996***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в городе Сургуте Ханты-Мансийского автономного округа Тюменской области***

Номер: ***ХМН 00380 ВЭ***

Дата выдачи: ***7.10.1996***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Восточно-Сургутского месторождения нефти***

Номер: ***ХМН 00379 ВЭ***

Дата выдачи: ***7.10.1996***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Яун-Лорского и Пильтанского месторождения нефти***

Номер: ***ХМН 00403 ВЭ***

Дата выдачи: ***14.11.1996***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Солкинского месторождения нефти***

Номер: ***ХМН 00402 ВЭ***

Дата выдачи: ***14.11.1996***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Быстринского месторождения нефти***

Номер: ***ХМН 00398 ВЭ***

Дата выдачи: ***14.11.1996***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Хозяйственно-питьевое и производственное водоснабжение в пределах Федоровского месторождения нефти***

Номер: ***ХМН 00397 ВЭ***

Дата выдачи: ***14.11.1996***

Срок действия:

Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Хозяйственно-питьевое и производственное водоснабжение в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00396 ВЭ***
Дата выдачи: ***14.11.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Лянторского месторождения нефти***

Номер: ***ХМН 00855 ВЭ***
Дата выдачи: ***21.08.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Тянского месторождения нефти***

Номер: ***ХМН 00860 ВЭ***
Дата выдачи: ***23.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Нижне-Сортымского месторождения нефти***

Номер: ***ХМН 00858 ВЭ***
Дата выдачи: ***21.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Лянторского месторождения нефти***

Номер: ***ХМН 00864 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Быстринского месторождения нефти***

Номер: ***ХМН 00862 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Маслиховского месторождения нефти***

Номер: ***ХМН 00857 ВЭ***
Дата выдачи: ***21.07.1998***
Срок действия:

Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Камынского месторождения нефти***

Номер: ***ХМН 00861 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Алехинского месторождения нефти***

Номер: ***ХМН 00863 ВЭ***
Дата выдачи: ***27.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Русскинского месторождения нефти***

Номер: ***ХМН 00839 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Восточно-Тромъеганского месторождения нефти***

Номер: ***ХМН 00851 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Солкинского месторождения нефти***

Номер: ***ХМН 00850 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00849 ВЭ***
Дата выдачи: ***7.07.1998***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***

Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Вачимского месторождения нефти***

Номер: ***ХМН 00848 ВЭ***
Дата выдачи: *7.07.1998*
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Савуйского месторождения нефти***

Номер: ***ХМН 00847 ВЭ***
Дата выдачи: *7.07.1998*
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Комарьинского месторождения нефти***

Номер: ***ХМН 00846 ВЭ***
Дата выдачи: *7.07.1998*
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Конитлорского месторождения нефти***

Номер: ***ХМН 00845 ВЭ***
Дата выдачи: *7.07.1998*
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Родникового месторождения нефти***

Номер: ***ХМН 00844 ВЭ***
Дата выдачи: *7.07.1998*
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Тромъеганского месторождения нефти***

Номер: ***ХМН 00843 ВЭ***
Дата выдачи: *7.07.1998*
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Яунлорского месторождения нефти***

Номер: ***ХМН 00841 ВЭ***
Дата выдачи: *7.07.1998*
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Биттемского месторождения нефти***

Номер: ***ХМН 00840 ВЭ***
Дата выдачи: *7.07.1998*
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Восточно-Елового месторождения нефти***

Номер: ***ХМН № 01080 ВЭ***
Дата выдачи: ***2.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Тянского месторождения нефти***

Номер: ***ХМН № 01088 ВЭ***
Дата выдачи: *27.09.1999*
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Нижнесортымского месторождения нефти***

Номер: ***ХМН № 01079 ВЭ***
Дата выдачи: ***2.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Камынского месторождения нефти***

Номер: ***ХМН № 01078 ВЭ***
Дата выдачи: ***2.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение хозяйственно-питьевого и производственного водоснабжения в пределах Алехинского месторождения нефти***

Номер: ***ХМН № 01042 ВЭ***
Дата выдачи: *7.07.1999*
Срок действия:

Орган, выдавший лицензию: ***Комитет по природным ресурсам по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение добычи подземных вод для использования в системе ППД в пределах Южно-Камынского лицензионного участка (Назаргалеевского месторождения)***

Номер: ***ХМН 00384 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Западно-Сургутского месторождения нефти***

Номер: ***ХМН 00383 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Дунаевского месторождения нефти***

Номер: ***ХМН 00785 ВЭ***
Дата выдачи: ***24.04.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Маслиховского месторождения нефти***

Номер: ***ХМН 00786 ВЭ***
Дата выдачи: ***24.04.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения на Ляминском водозаборе***

Номер: ***ХМН 00787 ВЭ***
Дата выдачи: ***24.04.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения на Лянторском месторождении нефти***

Номер: ***ХМН 00385 ВЭ***
Дата выдачи: ***7.10.1996***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***

Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Федоровского месторождения нефти***

Номер: ***ХМН 00721 ВЭ***
Дата выдачи: ***12.02.1998***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Сургутского района***

Номер: ***СЛХ 00699 ВЭ***
Дата выдачи: ***21.09.1999***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Верхне-Надымской площади***

Номер: ***ХМН 01465 ВЭ***
Дата выдачи: ***15.09.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча пресных подземных вод для хозяйственно-питьевого и производственного водоснабжения в пределах Восточно-Елового месторождения***

Номер: ***ХМН 00021 ТРЭИО***
Дата выдачи: ***4.06.1999***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийскийский комитет по геологии и использованию недр***
Виды деятельности: ***Забор воды для поддержания пластового давления на месторождениях ОАО "Сургутнефтегаз"***

Номер: ***ХМН 00067 ТБ2БК***
Дата выдачи: ***26.04.2000***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийскийский комитет по геологии и использованию недр***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00598 МЭ***
Дата выдачи: ***26.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет по геологии и использованию недр***
Виды деятельности: ***Добыча минеральных подземных вод для бальнеологического и лечебно-столового водоснабжения пансионата "Кедровый лог" в г. Сургуте***

Номер: ***ТЮГ - 00083***
Дата выдачи: ***18.08.1997***
Срок действия:
Орган, выдавший лицензию: ***Тюменская территориальная инспекция Госгеонадзора РФ***
Виды деятельности: ***Топографо-геодезическая и картографическая деятельность***

Номер: ***ТЮХ 181302***
Дата выдачи: ***25.01.1999***
Срок действия:
Орган, выдавший лицензию: ***Сургутский городской филиал Ханты-Масийского окружного центра лицензирования строительной деятельности Управления архитектуры и градостроительства***
Виды деятельности: ***Строительная деятельность (проведение экспертизы проектов строительства объектов ТЭК)***

Номер: ***85М/98/0103/007/Л***
Дата выдачи: ***10.07.1998***
Срок действия:
Орган, выдавший лицензию: ***ГК по охране окружающей среды ХМАО***
Виды деятельности: ***Разработка технических (удельных) нормативов выбросов (сбросов) загрязняющих веществ в окружающую природную среду, размещение отходов***

Номер: ***85М/98/0104/008/Л***
Дата выдачи: ***10.07.1998***
Срок действия:
Орган, выдавший лицензию: ***ГК по охране окружающей среды ХМАО***
Виды деятельности: ***Экологическая паспортизация оборудования, производств, производственных и природных объектов, территорий***

Номер: ***85М/98/0105/020/Л***
Дата выдачи: ***10.07.1998***
Срок действия:
Орган, выдавший лицензию: ***ГК по охране окружающей среды ХМАО***
Виды деятельности: ***Проведение работ по ОВОС проектируемых и действующих предприятий***

Номер: ***62АН №04-4170***
Дата выдачи: ***1.07.1999***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проведение контроля оборудования, материалов и сварных соединений неразрушающими методами***

Номер: ***62РТ №04-4253***
Дата выдачи: ***22.07.1999***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ремонт объектов котлонадзора***

Номер: ***62РТ №10-1487***
Дата выдачи: ***18.08.2000***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Ремонт оборудования для производств и объектов магистрального трубопроводного транспорта***

Номер: ***62П-03/02-3048***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проектирование производств и объектов для нефтяной и газовой промышленности***

Номер: ***62П-03/01-3042***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проектирование производств и объектов для нефтяной и газовой промышленности***

Номер: ***62С-03/01-3043***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Строительство производств и объектов нефтяной и газовой промышленности***

Номер: ***62Э-03/01-3044***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация производств и объектов нефтяной и газовой промышленности***

Номер: ***62П-03/10-972***
Дата выдачи: ***29.06.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проектирование горных производств и объектов***

Номер: ***62М-02/10-1027***
Дата выдачи: ***12.01.1999***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Монтаж (пуско-наладка) объектов котлонадзора***

Номер: ***62П-02/12-1044***
Дата выдачи: ***19.03.1999***
Срок действия:

Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проектирование магистральных трубопроводов***

Номер: ***62И-03/01-3045***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Изготовление оборудования для нефтегазодобывающих производств***

Номер: ***62О-03/01-3047***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проведение контроля оборудования и материалов неразрушающими методами контроля***

Номер: ***62О-03/01-3050***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проведение технического диагностирования (освидетельствования) оборудования***

Номер: ***62Р-03/01-3046***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ремонт и техническое обслуживание оборудования и объектов для нефтяной и газовой промышленности***

Номер: ***62Р-03/02-3051***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ремонт и техническое обслуживание оборудования и объектов для нефтяной и газовой промышленности***

Номер: ***62Р-03/02-3056***
Дата выдачи: ***13.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ремонт и техническое обслуживание оборудования и объектов для нефтяной и газовой промышленности***

Номер: ***62К-03/01-3049***
Дата выдачи: ***11.03.1998***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Подготовка кадров (основных профессий) для подконтрольных Госгортехнадзору России промышленных производств и объектов на специальных курсах***

Номер: *ПЛР 030001*
Дата выдачи: *19.05.1999*
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по печати***
Виды деятельности: ***Полиграфическая деятельность***

Номер: *72*
Дата выдачи: *27.05.1997*
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Администрации Ханты-Мансийского автономного округа***
Виды деятельности: ***Осуществление образовательной деятельности Центром политехнического обучения - структурным подразделением ОАО "Сургутнефтегаз"***

Номер: ***86***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/1***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Сургутнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/2***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Федоровскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/3***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Быстринскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/4***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***

Виды деятельности: ***Осуществление НГДУ "Комсомольскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/5***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Лянторнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/6***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление НГДУ "Нижнесортымскнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/7***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление Управлением по внутрипромысловому сбору и использованию нефтяного газа ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/8***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление Управлением поисково-разведочных работ ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***86/9***
Дата выдачи: ***24.06.1997***
Срок действия:
Орган, выдавший лицензию: ***Региональное управление Федеральной службы Безопасности РФ по Тюменской области***
Виды деятельности: ***Осуществление институтом "СургутНИПИнефть" ОАО "Сургутнефтегаз" работ, связанных с использованием сведений, составляющих государственную тайну***

Номер: ***6733***
Дата выдачи: ***30.05.1997***
Срок действия:
Орган, выдавший лицензию: ***Министерство связи РФ***

Виды деятельности: ***Предоставление ОАО "Сургутнефтегаз" услуг местной и внутризоновой телефонной связи***

Номер: ***655***
Дата выдачи: ***23.03.1999***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата администрации Ханты-Мансийского автономного округа***
Виды деятельности: ***Медицинская деятельность ОАО "Сургутнефтегаз" - поликлиника НГДУ "Лянторнефть"***

Номер: ***АА 000775***
Дата выдачи: ***17.01.2000***
Срок действия:
Орган, выдавший лицензию: ***ГУГИБДД МВД России***
Виды деятельности: ***Разработка дислокаций дорожных знаков, схем дорожной разметки, локальных и временных схем организации дорожного движения***

Номер: ***90000/0100/2***
Дата выдачи: ***20.04.2000***
Срок действия:
Орган, выдавший лицензию: ***ГТК РФ***
Виды деятельности: ***Осуществление деятельности в качестве таможенного брокера***

Номер: ***90000/0100 (10000/0100)***
Дата выдачи: ***27.03.2000***
Срок действия:
Орган, выдавший лицензию: ***ГТК РФ***
Виды деятельности: ***Осуществление деятельности в качестве таможенного брокера***

Номер: ***90000/0100/1 (10000/0100/1)***
Дата выдачи: ***13.02.2001***
Срок действия:
Орган, выдавший лицензию: ***ГТК РФ***
Виды деятельности: ***Осуществление деятельности в качестве таможенного брокера***

Номер: ***006/э***
Дата выдачи: ***20.02.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по земельным ресурсам и землеустройству ХМАО***
Виды деятельности: ***Кадастровые съемки, землеустроительные работы, инвентаризация земель всех категорий***

Номер: ***2661/2***
Дата выдачи: ***2.04.1999***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Краснодарского края***
Виды деятельности: ***Ремонт и техническое обслуживание транспортных средств, осуществляемые на коммерческой основе***

Номер: *1498/371*
Дата выдачи: *22.07.1999*
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Краснодарского края***
Виды деятельности: ***Фармацевтическая деятельность***

Номер: *5638/1167*
Дата выдачи: *8.09.1999*
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Краснодарского края***
Виды деятельности: ***Эксплуатация инженерных систем городов и других населеннных пунктов***

Номер: *1706*
Дата выдачи: *28.04.2000*
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата ХМАО***
Виды деятельности: ***Эксплуатация инженерных систем городов и других населенных пунктов***

Номер: *2059*
Дата выдачи: *25.01.2001*
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Администрации Ханты-Мансийского автономного округа***
Виды деятельности: ***Медицинская деятельность санатория "Кедровый Лог"***

Номер: *54*
Дата выдачи: *15.07.2000*
Срок действия:
Орган, выдавший лицензию: ***Управление образования администрации Сургутского района ХМАО***
Виды деятельности: ***Образовательная деятельность по реализации программ дошкольного и начального общего образования***

Номер: *1712324*
Дата выдачи: *30.03.2000*
Срок действия:
Орган, выдавший лицензию: ***УГПС УВД ХМАО***
Виды деятельности: ***Монтаж, наладка, ремонт и техническое обслуживание оборудования и систем противопожарной защиты; проведение огнезащиты (за исключением глубокой пропитки)***

Номер: *268/000054*
Дата выдачи: *12.02.2001*
Срок действия:
Орган, выдавший лицензию: ***Государственный таможенный комитет РФ (Нижневартовская таможня)***
Виды деятельности: ***Учреждение склада временного хранения***

Номер: ***РК 10215***
Дата выдачи: ***1.03.2000***
Срок действия:
Орган, выдавший лицензию: ***Федеральная служба геодезии и картографии России***
Виды деятельности: ***Геодезическая и картографическая деятельность***

Номер: ***У 040.05808/3152***
Дата выдачи: ***14.03.2000***
Срок действия:
Орган, выдавший лицензию: ***Орган по сертификации услуг У040 Сочинского ЦСМ, рег.№РОСС RU.0001.12УО40***
Виды деятельности: ***Применение знака соответствия системы сертификации ГОСТ Р (путевая документация)***

Номер: ***ХМНТ 9900001305Л***
Дата выдачи: ***5.02.1999***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по ХМАО***
Виды деятельности: ***Бурение разведочных, поисковых скважин на твердые полезные ископаемые (торф, глина, песок)***

Номер: ***2138***
Дата выдачи: ***30.01.2001***
Срок действия:
Орган, выдавший лицензию: ***Лицензионная палата Ханты-Мансийского автономного округа***
Виды деятельности: ***Медицинская деятельность санатория "Кедровый Лог"***

Номер: ***00АН №014827***
Дата выдачи: ***23.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Экспертиза промышленной безопасности технических устройств применяемых на опасных производственных объектах***

Номер: ***62ПР №04-5931***
Дата выдачи: ***18.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор РФ***
Виды деятельности: ***Проектирование объектов газового хозяйства***

Номер: ***72 - ИИ №000865***
Дата выдачи: ***14.05.2001***
Срок действия:
Орган, выдавший лицензию: ***Лицезионная палата Администрации Тюменской области***
Виды деятельности: ***Деятельность, связанная с источниками ионизирующего излучения (генерирующими)***

Номер: ***ИД №04570***
Дата выдачи: ***20.04.2001***

Срок действия:
Орган, выдавший лицензию: ***Министерство печати России***
Виды деятельности: ***Издательская деятельность***

Номер: ***№1229/128 (К 031684)***
Дата выдачи: ***28.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность пансионата "Нефтяник Сибири" оздоровительного треста "Сургут"***

Номер: ***К 1229/128 (К 031686)***
Дата выдачи: ***28.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность пансионата "Юный нефтяник" оздоровительного треста "Сургут"***

Номер: ***К 1229/128 (К 031685)***
Дата выдачи: ***28.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность пансионата "Лермонтово" оздоровительного треста "Сургут"***

Номер: ***У 040.08236/5538***
Дата выдачи: ***11.05.2001***
Срок действия:
Орган, выдавший лицензию: ***Орган по сертификации услуг У040 Сочинского ЦСМ, рег.№ РОСС RU.0001.12У040***
Виды деятельности: ***Применение знака соответствия системы сертификации ГОСТ Р***

Номер: ***57 ЭК №006829***
Дата выдачи: ***31.05.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация объектов котлонадзора***

Номер: ***268/0016***
Дата выдачи: ***1.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный таможенный комитет РФ Нижневартовская таможня***
Виды деятельности: ***Учреждение таможенного склада***

Номер: ***ХМН 00109 ТБДБК***
Дата выдачи: ***19.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет природных ресурсов***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00110 ТБДБК***
Дата выдачи: ***19.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет природных ресурсов***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 00111 ТБДБК***
Дата выдачи: ***19.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Ханты-Мансийский комитет природных ресурсов***
Виды деятельности: ***Гидронамыв и складирование песка в штабели***

Номер: ***ХМН 01524 НР***
Дата выдачи: ***18.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр, поиск и добыча нефти и газа в пределах Ларкинского лицензионного участка***

Номер: ***ХМН 01525 НР***
Дата выдачи: ***18.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Геологическое изучение недр, поиск и добыча нефти и газа в пределах Рогожниковского лицензионного участка***

Номер: ***СЛХ 10985 НП***
Дата выдачи: ***28.03.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ямало-Ненецкому автономному округу***
Виды деятельности: ***Осуществление геологического изучения недр в пределах Ново-Надымского поискового участка***

Номер: ***01874***
Дата выдачи: ***28.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Орган по сертификации услуг УО70 некоммерческая организация Фонд развития сертификации "Курорт экспертиза"***
Виды деятельности: ***Применение знака соответствия системы сертификации ГОСТ***

Номер: ***01873***
Дата выдачи: ***28.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Орган по сертификации услуг УО70 некоммерческая организация фонд развития сертификации "Курорт экспертиза"***
Виды деятельности: ***Применение знака соответствия системы сертификации ГОСТ***

Номер: ***85М/01/0045/03/Л***
Дата выдачи: ***18.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Деятельность, связанная с работами (услугами) природоохранного назначения***

Номер: ***85М/01/0046/03/Л***
Дата выдачи: ***18.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Деятельность, связанная с работами (услугами) природоохранного назначения***

Номер: ***85М/01/0047/02/Л***
Дата выдачи: ***18.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Проведение экологической паспортизации***

Номер: ***62ЭК №01-6188***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ведение полевых геофизических работ и промыслово-геофизических исследований скважин (включая производство прострелочных и взрывных работ)***

Номер: ***62ЭК №01-6189***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ведение полевых геофизических работ и промыслово-геофизических исследований скважин (включая производство прострелочных и взрывных работ)***

Номер: ***62ВР №01-6190***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация складов ВМ***

Номер: ***62ВР №01-6191***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Применение оборудования и приборов взрывного дела, прострелочно-взрывных аппаратов и перфорационных систем, допущенных Госгортехнадзором России, при ведении прострелочно-взрывных работ***

Номер: ***62ВР №01-6192***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Применение допущенных Госгортехнадзором России промышленных ВМ и изделий с ними***

Номер: ***62СТ №01-6193***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Строительство производств и объектов по разработке месторождений***

Номер: ***63-ТО-1213***
Дата выдачи: ***3.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Транспортировка опасных веществ на опасном производственном объекте***

Номер: ***62ЭК №01-6194***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация объектов котлонадзора***

Номер: ***62ЭК №01-6195***
Дата выдачи: ***6.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация подъемных сооружений***

Номер: ***62ЭК №04-6200***
Дата выдачи: ***10.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация объектов газового хозяйства***

Номер: ***62РТ №04-6201***
Дата выдачи: ***10.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Ремонт газового оборудования***

Номер: ***62СТ №04-6202***
Дата выдачи: ***10.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Строительство объектов газового хозяйства***

Номер: *62МТ №04-6203*
Дата выдачи: *10.07.2001*
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Монтаж, пусконаладка объектов газового хозяйства***

Номер: ***62ИР №01-6218***
Дата выдачи: ***17.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Изготовление подъемных сооружений***

Номер: ***01847***
Дата выдачи: ***18.06.2001***
Срок действия:
Орган, выдавший лицензию: ***Орган по сертификации услуг УО70 некоммерческая организация фонд развития сертификации "Курорт экспертиза"***
Виды деятельности: ***Применение знака соответствия системы сертификации ГОСТ***

Номер: ***62ЭК №01-6220***
Дата выдачи: ***17.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация горных производств и объектов по добыче общеразрабатываемых полезных ископаемых открытым способом***

Номер: ***62ВР №01-6219***
Дата выдачи: ***17.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Эксплуатация пунктов погрузки-разгрузки взрывчатых материалов***

Номер: ***62Пр №04-6217***
Дата выдачи: ***17.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Проектирование подъемных сооружений***

Номер: ***ФЛЦ 025094***
Дата выдачи: ***25.07.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Строительство зданий и сооружений (выполнение функций заказчика-застройщика)***

Номер: ***14-А-0259-352***
Дата выдачи: ***22.08.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственная нефтеинспекция по Краснодарскому краю***

Виды деятельности: ***Эксплуатация автозаправочных станций***

Номер: ***ХМН 01529 ВЭ***
Дата выдачи: ***25.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для приготовления солевого раствора в пределах Восточно-Сургутского месторождения нефти***

Номер: ***ХМН 01517 ВЭ***
Дата выдачи: ***4.04.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет природных ресурсов по Ханты-Мансийскому автономному округу***
Виды деятельности: ***Добыча подземных вод для технологического использования их в системе ППД в пределах Западно-Камынского месторождения нефти***

Номер: ***ФЛЦ 025094/1***
Дата выдачи: ***5.09.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Строительство зданий и сооружений (выполнение функций заказчика-застройщика)***

Номер: ***1721/587***
Дата выдачи: ***26.09.2001***
Срок действия:
Орган, выдавший лицензию: ***Комитет по лицензированию Краснодарского края***
Виды деятельности: ***Медицинская деятельность (предрейсовые осмотры для Автобазы ОТ "Сургут")***

Номер: ***000256***
Дата выдачи: ***11.09.2001***
Срок действия:
Орган, выдавший лицензию: ***Орган Системы добровольной сертификации услуг центров отдыха (рекреационных центров)***
Виды деятельности: ***Применение знака соответствия "Системы добровольной сертификации услуг центров отдыха (рекреационных центров)***

Номер: ***000257***
Дата выдачи: ***11.09.2001***
Срок действия:
Орган, выдавший лицензию: ***Орган Системы добровольной сертификации услуг центров отдыха (рекреационных центров)***
Виды деятельности: ***Применение знака соответствия "Системы добровольной сертификации услуг центров отдыха (рекреационных центров)***

Номер: ***ТЮХ 182354***
Дата выдачи: ***29.10.2001***

Срок действия:
Орган, выдавший лицензию: ***Управление гос. лицензирования Департамента градостроительной политики ХМАО***
Виды деятельности: ***Строительство зданий и сооружений (строительно-монтажные работы)***

Номер: ***ТЮХ 182353***
Дата выдачи: ***29.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Управление гос. лицензирования Департамента градостроительной политики ХМАО***
Виды деятельности: ***Производство строительных конструкций и материалов***

Номер: ***ФЛЦ 72001259***
Дата выдачи: ***12.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Разработка градостроительной документации***

Номер: ***ФЛЦ 720012600***
Дата выдачи: ***12.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Инженерные изыскания для строительства***

Номер: ***ФЛЦ 72001261а***
Дата выдачи: ***12.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Деятельность по проектированию зданий и сооружений***

Номер: ***ФЛЦ 72001261в***
Дата выдачи: ***12.10.2001***
Срок действия:
Орган, выдавший лицензию: ***Государственный комитет РФ по строительству и жилищно-коммунальному комплексу***
Виды деятельности: ***Деятельность по проектированию зданий и сооружений***

Номер: ***11003947***
Дата выдачи: ***28.09.2001***
Срок действия:
Орган, выдавший лицензию: ***Главное управление государственной противопожарной службы МВД РФ***
Виды деятельности: ***Монтаж, наладка, ремонт и техническое обслуживание оборудования и систем противопожарной защиты (за исключением отнесенных к строительной деятельности)***

Номер: ***62MP №01-6565***
Дата выдачи: ***8.11.2001***
Срок действия:
Орган, выдавший лицензию: ***Госгортехнадзор России***
Виды деятельности: ***Производство маркшейдерских работ при пользовании недрами***

Номер: ***КРД 26615 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия:
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

Номер: ***КРД 26616 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия:
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

Номер: ***КРД 26617 БМКБК***
Дата выдачи: ***6.12.2001***
Срок действия:
Орган, выдавший лицензию: ***Кубанское бассейновое управление***
Виды деятельности: ***Водопользование (поверхностные водные объекты)***

13. Идентификационный номер налогоплательщика.

8602060555

14. Отраслевая принадлежность эмитента.

Коды ОКОНХ:
11210
61110
69000
85120
85130

15. Место нахождения, почтовый адрес эмитента и контактные телефоны.

Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут***
Почтовый адрес: ***628400, РФ, Тюменская область, г.Сургут, ул.Кукуевицкого, 1***
Тел.: ***(3462) 42-61-33*** Факс: ***(3462) 42-64-95***
Адрес электронной почты: ***secretary@surgutneftegas.ru***

16. Сведения об аудиторе эмитента.

Наименование: ***Общество с ограниченной ответственностью "Росэкспертиза"***
Место нахождения: ***107078, г. Москва, ул. Маши Порываевой, 11***
ИНН: ***7708000473***
Почтовый адрес: ***103055, РФ, г. Москва, Тихвинский переулок, 7 стр. 3***
Тел.: ***(095) 721-38-83*** Факс: ***(095) 972-65-00***
Адрес электронной почты: ***rosexp@online.ru***

Данные о лицензии аудитора:
Номер лицензии: ***007310***
Дата выдачи: ***26.12.2000***
Срок действия:***26.12.2003***
Орган, выдавший лицензию: ***Министерство Финансов Российской Федерации***

17. Сведения об организациях, осуществляющих учет прав на ценные бумаги эмитента.

Регистратор:
Наименование: ***Закрытое акционерное общество "Сургутинвестнефть"***
Место нахождения: ***РФ, Тюменская область, г.Сургут***
Почтовый адрес: ***628400, РФ, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул. Энтузиастов, 52/1***
Тел.: ***(3462) 42-11-80*** Факс: ***(3462) 42-11-93***
Адрес электронной почты: ***не имеет***

Лицензия:
Номер лицензии: ***01100***
Дата выдачи: ***8.08.1996***
Срок действия:***4.07.2004***
Орган, выдавший лицензию: ***Федеральная комиссия по рынку ценных бумаг***

Дата, с которой ведение реестра именных ценных бумаг эмитента осуществляется указанным регистратором: ***2.04.1994***

Централизованное хранение эмиссионных ценных бумаг эмитента в отчетном квартале не осуществлялось

18. Депозитарий эмитента.

Депозитария не имеет

19. Участники эмитента.

Общее количество акционеров (участников): ***47 998***

Акционеры (участники), владеющие не менее чем 5 процентами уставного капитала эмитента:

19.1 Наименование: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1***
Доля в уставном капитале эмитента: ***36.7 %***
Акционеры (участники), владеющие не менее чем 25 процентами уставного капитала акционера (участника) эмитента:

19.1.1 Наименование: ***Открытое акционерное общество "Сургутнефтегаз"***
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут***
Почтовый адрес: ***628400, РФ, Тюменская область, г.Сургут, ул.Кукуевицкого, 1***
Доля в уставном капитале акционера (участника) эмитента: ***93.1 %***

19.2 Наименование: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***

Место нахождения: ***РФ, Тюменская область, Ханты-Мансийский автономный округ, г. Сургут***

Почтовый адрес: ***628415, РФ, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, д. 52/1***

Доля в уставном капитале эмитента: ***8.1 %***

Акционеры (участники), владеющие не менее чем 25 процентами уставного капитала акционера (участника) эмитента:

таких лиц нет

20. Структура органов управления эмитента.

Высшим органом управления Общества является общее собрание акционеров.

Общее руководство деятельностью Общества осуществляет Совет директоров, который вправе принимать решения по любым вопросам деятельности Общества, кроме тех, которые отнесены в соответствии с Уставом Общества к исключительной компетенции собрания акционеров. Члены Совета директоров Общества избираются годовым собранием акционеров, в порядке, предусмотренном Уставом Общества, сроком на один год. Лица, избранные в состав Совета директоров, могут переизбираться неограниченное число раз.

В соответствии с Уставом, Общество не имеет коллегиального исполнительного органа.

Генеральный директор является единоличным исполнительным органом Общества и руководит текущей деятельностью Общества в порядке и в пределах компетенции, определенной Уставом Общества, а также в соответствии с решениями Совета директоров и общего собрания акционеров. Генеральный директор Общества назначается Советом директоров Общества на срок 5 лет.
По истечении срока полномочий Генерального директора он может быть назначен Советом директоров на тот же срок неограниченное число раз.

Генеральный директор подотчетен Совету директоров и общему собранию акционеров Общества. Полномочия органов управления Общества определены Уставом Общества.

Компетенция общего собрания акционеров (участников) эмитента в соответствии с его уставом (учредительными документами):

К исключительной компетенции общего собрания акционеров относятся следующие вопросы, решение по которым принимается, если за него проголосовали акционеры - владельцы более 50% голосующих акций Общества, принимающие участие в общем собрании акционеров, при условии, что иное не предусмотрено Уставом Общества:
1) внесение изменений и дополнений в Устав Общества или утверждение Устава Общества в новой редакции, за исключением изменений и дополнений, связанных с увеличением уставного капитала Общества;
2) уменьшение уставного капитала путём уменьшения номинальной стоимости акций, приобретения Обществом части акций в целях сокращения их общего количества или погашения не полностью оплаченных акций, а также путём погашения приобретённых или выкупленных Обществом акций;
3) утверждение годовых отчётов, бухгалтерских балансов, счетов прибылей и убытков Общества, распределение его прибылей и убытков;
4) решение о выплате годовых дивидендов, утверждение размера дивиденда и формы его выплаты по акциям каждой категории (типа). Решение принимается по рекомендации Совета директоров. Размер годовых дивидендов не может быть выше размера, рекомендованного Советом директоров;
5) избрание членов ревизионной комиссии Общества и досрочное прекращение их

полномочий, утверждение Положения о Ревизионной комиссии Общества;
6) принятие решений о реорганизации Общества;
7) принятие решений о ликвидации Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов;
8) определение количественного состава Совета директоров Общества, избрание членов Совета директоров и досрочное прекращение их полномочий;
9) определение предельного размера объявленных акций;
10) утверждение аудитора Общества;
11) порядок ведения общего собрания акционеров;
12) образование счётной комиссии;
13) определение формы сообщения Обществом информации (материалов), подлежащей представлению акционерам при подготовке к проведению общего собрания акционеров, в том числе определения органа печати в случае сообщения в форме опубликования;
14) дробление и консолидация акций;
15) решение о заключении Обществом сделок, в совершении которых имеется заинтересованность, в соответствии с Федеральным законом "Об акционерных обществах", за исключением сделок, совершаемых между Обществом и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз" (ОАО "НК "Сургутнефтегаз") в порядке, предусмотренном Уставом Общества;
16) решение о заключении Обществом крупных сделок в соответствии с Федеральным законом "Об акционерных обществах".

Вопросы, отнесенные к исключительной компетенции общего собрания акционеров, не могут быть переданы на решение Совету директоров и Генеральному директору Общества.

Компетенция совета директоров (наблюдательного совета) эмитента в соответствии с его уставом (учредительными документами):

К исключительной компетенции Совета директоров относятся следующие вопросы:
1) вынесение на решение общего собрания акционеров вопросов, предусмотренных Уставом Общества;
2) рекомендации о размере выплачиваемого акционерам дивиденда и порядке его выплаты;
3) определение приоритетных направлений деятельности Общества;
4) созыв годового и внеочередного общих собраний акционеров Общества;
5) утверждение повестки дня общего собрания акционеров;
6) определение даты составления списка акционеров, имеющих право на участие в общем собрании акционеров, даты, места и времени проведения общего собрания акционеров, сообщения акционерам о его проведении, перечня предоставляемых акционерам материалов (информации) при подготовке к проведению общего собрания акционеров, формы и текста бюллетеня для голосования;
7) предварительное утверждение годовых отчетов, бухгалтерских балансов, счетов прибылей и убытков Общества;
8) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций или путем размещения Обществом акций в пределах количества и категории (типа) объявленных акций;
9) утверждение итогов размещения дополнительных акций Общества;
10) внесение изменений в Устав Общества, связанных с увеличением уставного капитала Общества путем увеличения номинальной стоимости акций;
11) внесение изменений в Устав Общества, связанных с увеличением уставного капитала Общества путем размещения дополнительных акций;
12) размещение Обществом облигаций и иных ценных бумаг;
13) определение рыночной стоимости имущества Общества;
14) приобретение и выкуп размещенных Обществом акций, облигаций и иных ценных бумаг в случаях, предусмотренных Уставом Общества;

15) распоряжение приобретенными и выкупленными Обществом акциями, а также акциями, поступившими в распоряжение Общества в силу неисполнения покупателями обязательств по их оплате;
16) избрание Председателя Совета директоров и Заместителя Председателя Совета директоров из числа членов Совета директоров;
17) назначение Генерального директора Общества, установление размеров выплачиваемых ему вознаграждений и компенсаций;
18) рекомендации по размеру выплачиваемых членам Ревизионной комиссии Общества вознаграждений и компенсаций и определение размера оплаты услуг аудитора;
19) использование резервного и иных целевых фондов Общества;
20) утверждение внутренних документов Общества, определяющих порядок деятельности органов управления Общества, в том числе Положения о Совете директоров;
21) создание филиалов и открытие представительств Общества;
22) принятие решения об участии Общества в других организациях, в том числе в холдинговых компаниях, финансово-промышленных группах и других объединениях коммерческих организаций;
23) принятие решения о заключении Обществом крупных сделок, в соответствии с Федеральным законом "Об акционерных обществах";
24) принятие решений о заключении Обществом сделок, в совершении которых имеется заинтересованность, в соответствии с Федеральным законом "Об акционерных обществах" за исключением сделок, совершаемых между Обществом и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз" (ОАО "НК "Сургутнефтегаз") в порядке, предусмотренном Уставом Общества.
25)принятие решения о заключении договора об установлении отношений основного и дочернего общества между открытым акционерным обществом "Сургутнефтегаз" и открытым акционерным обществом "Нефтяная компания "Сургутнефтегаз"

Компетенция единоличного и коллегиального исполнительных органов эмитента в соответствии с его уставом (учредительными документами):

К компетенции Генерального директора Общества относится:
- выполнение решений общего собрания акционеров и Совета директоров Общества;
- издание приказов, инструкций, распоряжений, указаний и других актов по вопросам деятельности Общества, обязательных для исполнения всеми работниками Общества;
- совершение в пределах предоставленных ему прав всех необходимых действий для реализации правомочий владения, пользования и распоряжения имуществом Общества, в том числе заключение договоров на приобретение, отчуждение имущества Общества; заключение договоров займов, кредитных договоров; кроме того, в связи с невозможностью определения на дату проведения общего собрания акционеров Общества сделок, подлежащих совершению в продолжение хозяйственных отношений между Обществом и ОАО "НК "Сургутнефтегаз", в совершении которых в будущем может возникнуть заинтересованность Генерального директора Общества, установить, что сделки указанного характера, в т.ч. сделки займа, а также сделки, связанные с приобретением или отчуждением Обществом прямо или косвенно имущества, в т.ч. акций, в предельной сумме, составляющей 10% балансовой стоимости активов Общества на дату принятия решения о заключении таких сделок, могут совершаться Генеральным директором самостоятельно;
- представительство от имени Общества в отношениях с любыми российскими и иностранными юридическими и физическими лицами, заключение на территории Российской Федерации и за границей соглашений, договоров и совершение иных сделок от имени Общества, в том числе заключение договоров на приобретение имущества, выдача доверенностей на совершение сделок, открытие расчётных и иных счетов в банках и иных организациях и учреждениях;
- решение вопросов, связанных с инвестициями в развитие предприятий, организаций;
- утверждение и изменение структуры Общества, образование и прекращение

деятельности структурных подразделений Общества, утверждение положений о структурных подразделениях Общества;
- утверждение штатного расписания, сметы расходов на содержание, размеров и форм оплаты труда работников Общества, Правил внутреннего трудового распорядка и должностных инструкций для всех категорий работников Общества;
- приём на работу, назначение и освобождение от должности, увольнение работников Общества, руководителей структурных подразделений, установление им должностных окладов и надбавок, применения к ним мер поощрения и дисциплинарного воздействия, принятие решений о привлечении их к материальной ответственности, заключение от имени Общества трудовых договоров (контрактов) с работниками;
- решение вопросов социального развития Общества;
- принятие решений о предъявлении от имени Общества претензий и исков к юридическим и физическим лицам как в Российской Федерации, так и за рубежом в соответствии с законодательством.

Генеральный директор Общества вправе также принимать решения по любым вопросам руководства текущей деятельностью Общества, не относящимся к исключительной компетенции общего собрания акционеров и Совета директоров Общества. Генеральный директор самостоятельно принимает решения по вопросам, относящимся к его компетенции.

Генеральный директор на время своего отсутствия и при иных обстоятельствах вправе назначить из числа должностных лиц Общества лицо, временно исполняющее обязанности Генерального директора.

21. Члены совета директоров (наблюдательного совета) эмитента.

Совет директоров

Председатель: ***Усольцев Александр Викторович***

Члены совета директоров:

Ананьев Сергей Алексеевич

Год рождения: ***1959***

Должности за последние 5 лет:

Период: ***1996 - 1997***

Организация: ***Открытое акционерное общество "Сургутнефтегаз"***

Сфера деятельности: ***Добыча нефти и попутного газа***

Должность: ***Начальник управления поисково-разведочных работ***

Период: ***1997 - наст. время***

Организация: ***Открытое акционерное общество "Сургутнефтегаз"***

Сфера деятельности: ***Добыча нефти и попутного газа***

Должность: ***Начальник нефтегазодобывающего управления "Федоровскнефть"***

Доля в уставном капитале эмитента: ***0.004%***

Доли в дочерних/зависимых обществах эмитента:

долей не имеет

Вознаграждения, выплаченные за отчетный квартал:

Данная информация является конфиденциальной

Анзиряев Юрий Николаевич

Год рождения: ***1951***

Должности за последние 5 лет:
Период: ***1996 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Начальник нефтегазодобывающего управления "Лянторнефть"***

Доля в уставном капитале эмитента: ***0.01%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Атепаев Андрей Олегович
Год рождения: ***1960***

Должности за последние 5 лет:
Период: ***1996 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Начальник нефтегазодобывающего управления "Быстринскнефть"***

Доля в уставном капитале эмитента: ***0.002%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Богданов Владимир Леонидович
Год рождения: ***1951***

Должности за последние 5 лет:
Период: ***1996 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Генеральный директор***

Период: ***1996 - наст. время***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Сфера деятельности: ***Холдинговая компания***
Должность: ***Президент***

Период: ***1996 - наст. время***
Организация: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***
Сфера деятельности: ***Негосударственное пенсионное обеспечение***
Должность: ***Президент фонда***

Доля в уставном капитале эмитента: ***0.3%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Буланов Александр Николаевич
Год рождения: ***1959***

Должности за последние 5 лет:
Период: ***1996 - 1997***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Главный инженер нефтегазодобывающего управления "Быстринскнефть"***

Период: ***1997 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Начальник нефтегазодобывающего управления "Сургутнефть"***

Доля в уставном капитале эмитента: ***0.0005%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Усольцев Александр Викторович
Год рождения: ***1938***

Должности за последние 5 лет:
Период: -
Организация: ***нет***
Сфера деятельности: ***нет***
Должность: ***должностей не занимает***

Доля в уставном капитале эмитента: ***0.008%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Матвеев Николай Иванович
Год рождения: ***1942***

Должности за последние 5 лет:
Период: ***1996 - наст. время***

Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***главный инженер - первый заместитель Генерального директора***

Доля в уставном капитале эмитента: ***0.01%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Медведев Николай Яковлевич
Год рождения: ***1943***

Должности за последние 5 лет:
Период: ***1996 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***главный геолог - заместитель Генерального директора***

Период: ***1998 - наст. время***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Сфера деятельности: ***Холдинговая компания***
Должность: ***Главный геолог***

Доля в уставном капитале эмитента: ***0.03%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Федоров Сергей Анатольевич
Год рождения: ***1956***

Должности за последние 5 лет:
Период: ***1996 - 1997***
Организация: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***
Сфера деятельности: ***Негосударственное пенсионное обеспечение***
Должность: ***исполнительный директор***

Период: ***1997 - 2000***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Сфера деятельности: ***Холдинговая компания***
Должность: ***директор департамента ценных бумаг***

Период: ***2000 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***заместитель Генерального директора по ценным бумагам***

Период: ***2001 - наст. время***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Сфера деятельности: ***Холдинговая компания***
Должность: ***вице-президент по ценным бумагам***

Доля в уставном капитале эмитента: ***0.0005%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

22. Единоличный и коллегиальный органы управления эмитента и должностные лица управляющего эмитента.

Единоличный исполнительный орган, а также члены коллегиального исполнительного органа эмитента:
Богданов Владимир Леонидович
Год рождения: ***1951***

Должности за последние 5 лет:
Период: ***1996 - наст. время***
Организация: ***Открытое акционерное общество "Сургутнефтегаз"***
Сфера деятельности: ***Добыча нефти и попутного газа***
Должность: ***Генеральный директор***

Период: ***1996 - наст. время***
Организация: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Сфера деятельности: ***Холдинговая компания***
Должность: ***президент***

Период: ***1996 - наст. время***
Организация: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***
Сфера деятельности: ***Негосударственное пенсионное обеспечение***
Должность: ***президент фонда***

Доля в уставном капитале эмитента: ***0.3%***
Доли в дочерних/зависимых обществах эмитента:
долей не имеет

Вознаграждения, выплаченные за отчетный квартал:
Данная информация является конфиденциальной

Лицо, исполняющее функции единоличного исполнительного органа эмитента: ***Богданов Владимир Леонидович***

23. Вознаграждения, выплачиваемые членам совета директоров (наблюдательного совета) и другим должностным лицам эмитента.

Суммарный размер вознаграждений, выплаченных всех лицам, перечисленным в пунктах 21 и 22, за отчетный период:

Заработная плата (руб.):

Премии (руб.):

Комиссионные (руб.):

Иные имущественные предоставления (руб.):

Всего (руб.):

См. также пункты 21 и 22

24. Сведения о юридических лицах, участником которых является эмитент.

Юридические лица, не менее чем 5 процентами уставного капитала которых владеет эмитент:

Наименование: ***Общество с ограниченной ответственностью "Центральный Сургутский Депозитарий"***

Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г.Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Губкина, 13***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Сургутмебель"***

Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, Сургутский район, п. Барсово***

Почтовый адрес: ***628400, РФ, ХМАО, Сургутский район, п. Барсово, административное здание ООО "Сургутмебель"***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Закрытое акционерное общество "Сургутнефтестрой"***

Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***

Почтовый адрес: ***628400, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут-13, ул. Кукуевицкого, 16***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью Сбытовое объединение "Тверьнефтепродукт"***

Место нахождения: ***РФ, г.Тверь***

Почтовый адрес: ***РФ, г.Тверь, ул.Новоторжская, 6***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Инвестсибирьстрой"***

Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, Тюменская область, г.Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут,***

Набережный, 22
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью Сбытовое объединение "Псковнефтепродукт"***
Место нахождения: ***РФ, г. Псков***
Почтовый адрес: ***РФ, г.Псков, пр.Октябрьский, д.4***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Новгороднефтепродукт"***
Место нахождения: ***РФ, г.Великий Новгород***
Почтовый адрес: ***173015, РФ, г.Великий Новгород, ул.Германа, 20***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Калининграднефтепродукт"***
Место нахождения: ***РФ, г.Калининград***
Почтовый адрес: ***236000, РФ, г.Калининград, ул.Комсомольская, 22-б***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Общество с ограниченной ответственностью "Сургутнефтегазбурение"***
Место нахождения: ***Россия, Тюменская область, Ханты-Мансийский автономный округ, город Сургут***
Почтовый адрес: ***ул. Энтузиастов, дом 35, г.Сургут, Тюменская обл., Россия, 628400***
Доля эмитента в уставном капитале юридического лица: ***100 %***

Наименование: ***Открытое акционерное общество "Совхоз "Червишевский"***
Место нахождения: ***Российская Федерация, Тюменская область, Тюменский район, с.Червишево***
Почтовый адрес: ***626019, Российская Федерация, Тюменская область, Тюменский район, с.Червишево, ул.Советская, дом 81***
Доля эмитента в уставном капитале юридического лица: ***99.9 %***

Наименование: ***Общество с ограниченной ответственностью "Производственное объединение "Киришинефтеоргсинтез"***
Место нахождения: ***РФ, Ленинградская обл., г.Кириши***
Почтовый адрес: ***187110, Ленинградская обл., г.Кириши, шоссе Энтузиастов, дом 1***
Доля эмитента в уставном капитале юридического лица: ***99.9 %***

Наименование: ***Общество с ограниченной ответственностью "Страховое общество "Сургутнефтегаз"***
Место нахождения: ***Российская Федерация, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Энтузиастов, 52/1***
Доля эмитента в уставном капитале юридического лица: ***99.8 %***

Наименование: ***Общество с ограниченной ответственностью "Нефть-консалтинг"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул. Энтузиастов, 52/1***
Доля эмитента в уставном капитале юридического лица: ***95 %***

Наименование: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1***
Доля эмитента в уставном капитале юридического лица: ***93.1 %***

Наименование: ***Закрытое акционерное общество "Сургутнефтегазбанк"***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Кукуевицкого, 19***
Доля эмитента в уставном капитале юридического лица: ***89.8 %***

Наименование: ***Общество с ограниченной ответственностью "Инвест-Защита"***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Энтузиастов, 52, кор.1***
Доля эмитента в уставном капитале юридического лица: ***81.6 %***

Наименование: ***Общество с ограниченной ответственностью "Юрьевскнефть"***
Место нахождения: ***Россия, Тюменская область, Ханты-Мансийский автономный округ, город Сургут***
Почтовый адрес: ***Промзона, трест "Сургутнефтегеофизика", А/Я 23, г.Сургут, Тюменская обл., Россия, 628400***
Доля эмитента в уставном капитале юридического лица: ***50 %***

Наименование: ***Открытое акционерное общество "Сургутполимер"***
Место нахождения: ***Тюменская обл., Ханты-Мансийский автономный округ, Сургутский район, СГПЗ***
Почтовый адрес: ***628400, Тюменская обл., г. Сургут, ул. Лермонтова,11, к.306***
Доля эмитента в уставном капитале юридического лица: ***30 %***

Наименование: ***Закрытое акционерное общество "Сургутинвестнефть"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***
Почтовый адрес: ***628400, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 52/1***
Доля эмитента в уставном капитале юридического лица: ***18.1 %***

Наименование: ***Открытое акционерное общество "Тюменский проектный институт нефтяной и газовой промышленности"***
Место нахождения: ***РФ, г. Тюмень***
Почтовый адрес: ***625000, РФ, г. Тюмень, ул. Республики, 62***
Доля эмитента в уставном капитале юридического лица: ***11.2 %***

Наименование: ***Межрегиональное открытое акционерное общество "Нефтеавтоматика"***
Место нахождения: ***РФ, г.Уфа***
Почтовый адрес: ***450005, г.Уфа, ул.50-летия Октября, 24***
Доля эмитента в уставном капитале юридического лица: ***11.05 %***

Наименование: ***Открытое акционерное общество "Хантымансийскинтерспорт"***
Место нахождения: ***Российская Федерация, Тюменская обл., г. Ханты-Мансийск***
Почтовый адрес: ***628200, Российская Федерация, Тюменская обл., г. Ханты-Мансийск, ул. Мира, 5а***
Доля эмитента в уставном капитале юридического лица: ***10 %***

Наименование: ***Акционерный коммерческий банк "РОСБАНК" (открытое акционерное общество)***
Место нахождения: ***РФ, Москва***
Почтовый адрес: ***107078, Москва, ул. Маши Порываевой, 11, а/я 208***
Доля эмитента в уставном капитале юридического лица: ***7.6 %***

Наименование: ***Открытое акционерное общество " Аэропорт Сургут"***
Место нахождения: ***г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Ханты-Мансийский автономный округ, г.Сургут, Аэропорт-11***
Доля эмитента в уставном капитале юридического лица: ***5 %***

25. Доли участия всех юридических лиц, в которых эмитент владеет более чем 5 процентами уставного капитала, а также их должностных лиц в уставном капитале эмитента.

25.1 Наименование: ***Общество с ограниченной ответственностью "Центральный Сургутский Депозитарий"***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г.Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Губкина, 13***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***2.5 %***
Должностные лица:

25.1.1 ***Юсубов Икрам Илияс-оглы***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.00008 %***

25.2 Наименование: ***Общество с ограниченной ответственностью "Сургутмебель"***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, Сургутский район, п. Барсово***
Почтовый адрес: ***628400, РФ, ХМАО, Сургутский район, п. Барсово, административное здание ООО "Сургутмебель"***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:

25.2.1 ***Иванов Николай Иванович***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.0001 %***

25.3 Наименование: ***Закрытое акционерное общество "Сургутнефтестрой"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***
Почтовый адрес: ***628400, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут-13, ул. Кукуевицкого, 16***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:

25.3.1 ***Курносов Петр Геннадьевич***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.00003 %***

25.3.2 ***Резяпов Александр Филиппович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.02 %***

25.3.3 ***Курносов Петр Геннадьевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.00003 %***

25.3.4 ***Андрух Зенон Адамович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.01 %***

25.4 Наименование: ***Общество с ограниченной ответственностью Сбытовое объединение "Тверьнефтепродукт"***
Место нахождения: ***РФ, г.Тверь***
Почтовый адрес: ***РФ, г.Тверь, ул.Новоторжская, 6***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:

25.4.1 ***Салагаев Анатолий Николаевич***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.004 %***

25.5 Наименование: ***Общество с ограниченной ответственностью "Инвестсибирьстрой"***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, Тюменская область, г.Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, Набережный, 22***
Доля эмитента в уставном капитале юридического лица: ***100 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:

25.5.1 ***Савенков Сергей Васильевич***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.001 %***

25.6 Наименование: ***Общество с ограниченной ответственностью Сбытовое объединение "Псковнефтепродукт"***

Место нахождения: ***РФ, г.Псков***

Почтовый адрес: ***РФ, г.Псков, пр.Октябрьский, д.4***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.6.1 ***Исаков Владимир Борисович***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.0001 %***

25.7 Наименование: ***Общество с ограниченной ответственностью "Новгороднефтепродукт"***

Место нахождения: ***РФ, г.Великий Новгород***

Почтовый адрес: ***173015, РФ, г.Великий Новгород, ул.Германа, 20***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.7.1 ***Серебренников Виктор Георгиевич***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.002 %***

25.8 Наименование: ***Общество с ограниченной ответственностью "Калининграднефтепродукт"***

Место нахождения: ***РФ, г.Калининград***

Почтовый адрес: ***236000, РФ, г.Калининград, ул.Комсомольская, 22-б***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.8.1 ***Шиляков Владимир Михайлович***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.00007 %***

25.9 Наименование: ***Общество с ограниченной ответственностью "Сургутнефтегазбурение"***

Место нахождения: ***Россия, Тюменская область, Ханты-Мансийский автономный округ, город Сургут***

Почтовый адрес: ***ул. Энтузиастов, дом 35, г.Сургут, Тюменская обл., Россия, 628400***

Доля эмитента в уставном капитале юридического лица: ***100 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.10 Наименование: ***Открытое акционерное общество "Совхоз "Червишевский"***

Место нахождения: ***Российская Федерация, Тюменская область, Тюменский район, с.Червишево***

Почтовый адрес: ***626019, Российская Федерация, Тюменская область, Тюменский район, с.Червишево, ул.Советская, дом 81***

Доля эмитента в уставном капитале юридического лица: ***99.9 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.10.1 ***Татарчук Валерий Григорьевич***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.005 %***

25.11 Наименование: ***Общество с ограниченной ответственностью Производственное объединение "Киришинефтеоргсинтез"***

Место нахождения: ***РФ, Ленинградская обл., г.Кириши***

Почтовый адрес: ***187110, Ленинградская обл., г.Кириши, шоссе Энтузиастов, дом 1***

Доля эмитента в уставном капитале юридического лица: ***99.9 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.11.1 ***Сомов Вадим Евсеевич***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.006 %***

25.12 Наименование: ***Общество с ограниченной ответственностью "Страховое общество "Сургутнефтегаз"***

Место нахождения: ***Российская Федерация, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская обл., г. Сургут, ул. Энтузиастов, 52/1***

Доля эмитента в уставном капитале юридического лица: ***99.8 %***

Доля данного лица в уставном капитале эмитента: ***0.6 %***

Должностные лица:

25.12.1 ***Урюпин Вячеслав Алексеевич***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.0001 %***

25.13 Наименование: ***Общество с ограниченной ответственностью "Нефть-Консалтинг"***

Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул. Энтузиастов, 52/1***

Доля эмитента в уставном капитале юридического лица: ***95 %***

Доля данного лица в уставном капитале эмитента: ***0.008 %***

Должностные лица:

25.13.1 ***Хасанов Равиль Рашитович***

Функции данного лица: ***Единоличный исполнительный орган***

Доля данного лица в уставном капитале эмитента: ***0.002 %***

25.14 Наименование: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***

Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1***

Доля эмитента в уставном капитале юридического лица: ***93.1 %***

Доля данного лица в уставном капитале эмитента: ***36.7 %***

Должностные лица:

25.14.1 ***Богданов Владимир Леонидович***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.3 %***

25.14.2 ***Усольцев Александр Викторович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.008 %***

25.14.3 ***Богданов Владимир Леонидович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.3 %***

25.14.4 ***Мугу Байзет Юнусович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.003 %***

25.14.5 ***Нуряев Анатолий Сергеевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.04 %***

25.14.6 ***Сомов Вадим Евсеевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.006 %***

25.14.7 ***Хусаинов Зинур Мирсалихянович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.009 %***

25.15 Наименование: ***Закрытое акционерное общество "Сургутнефтегазбанк"***
Место нахождения: ***Российская Федерация, Ханты-Мансийский автономный округ, г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г. Сургут, ул. Кукуевицкого, 19***
Доля эмитента в уставном капитале юридического лица: ***89.8 %***
Доля данного лица в уставном капитале эмитента: ***0.000008 %***
Должностные лица:

25.15.1 ***Непомнящих Евгения Викторовна***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.009 %***

25.15.2 ***Поспелова Наталья Евгеньевна***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.002 %***

25.15.3 ***Моисеев Александр Васильевич***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.001 %***

25.15.4 ***Богданов Владимир Леонидович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.3 %***

25.15.5 ***Важенин Юрий Иванович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.001 %***

25.15.6 ***Непомнящих Евгения Викторовна***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.009 %***

25.15.7 ***Поспелова Наталья Евгеньевна***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.002 %***

25.15.8 ***Киселев Николай Викторович***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.005 %***

25.15.9 ***Бурцев Геннадий Алексеевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.006 %***

25.15.10 ***Баранков Владислав Георгиевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.01 %***

25.15.11 ***Захарова Нина Александровна***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.004 %***

25.15.12 ***Король Андрей Витальевич***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.0003 %***

25.15.13 ***Пастухова Галина Афанасьевна***
Функции данного лица: ***Член коллегиального исполнительного органа***
Доля данного лица в уставном капитале эмитента: ***0.0001 %***

25.15.14 ***Федоров Сергей Анатольевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.0005 %***

25.16 Наименование: ***Общество с ограниченной ответственностью "Инвест-Защита"***
Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский а.о., г. Сургут***
Почтовый адрес: ***628400, Российская Федерация, Тюменская область, г.Сургут, ул.Энтузиастов, 52, кор.1***

Доля эмитента в уставном капитале юридического лица: ***81.6 %***
Доля данного лица в уставном капитале эмитента: ***0.4 %***
Должностные лица:

25.16.1 ***Пискунов Александр Владимирович***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.0001 %***

25.17 Наименование: ***Общество с ограниченной ответственностью "Юрьевскнефть"***
Место нахождения: ***Россия, Тюменская область, Ханты-Мансийский автономный округ, город Сургут***
Почтовый адрес: ***Промзона, трест "Сургутнефтегеофизика", А/Я 23, г.Сургут, Тюменская обл., Россия, 628400***
Доля эмитента в уставном капитале юридического лица: ***50 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:

25.17.1 ***Логиновский Владислав Сергеевич***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.0001 %***

25.18 Наименование: ***Открытое акционерное общество "Сургутполимер"***
Место нахождения: ***Тюменская обл., Ханты-Мансийский автономный округ, Сургутский район, СГПЗ***
Почтовый адрес: ***628400, Тюменская обл., г. Сургут, ул. Лермонтова,11, к.306***
Доля эмитента в уставном капитале юридического лица: ***30 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.19 Наименование: ***Закрытое акционерное общество "Сургутинвестнефть"***
Место нахождения: ***РФ, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут***
Почтовый адрес: ***628400, Тюменская обл., Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 52/1***
Доля эмитента в уставном капитале юридического лица: ***18.1 %***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***
Должностные лица:

25.19.1 ***Ческидова Галина Алексеевна***
Функции данного лица: ***Единоличный исполнительный орган***
Доля данного лица в уставном капитале эмитента: ***0.005 %***

25.19.2 ***Баранков Владислав Георгиевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.01 %***

25.19.3 ***Федоров Сергей Анатольевич***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.0005 %***

25.19.4 ***Ческидова Галина Алексеевна***
Функции данного лица: ***Член совета директоров (наблюдательного совета)***
Доля данного лица в уставном капитале эмитента: ***0.005 %***

25.20 Наименование: ***Открытое акционерное общество "Тюменский проектный институт нефтяной и газовой промышленности "***

Место нахождения: ***РФ, г. Тюмень***

Почтовый адрес: ***625000, РФ, г. Тюмень, ул. Республики, 62***

Доля эмитента в уставном капитале юридического лица: ***11.2 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.20.1 ***Ракитин Владимир Борисович***

Функции данного лица: ***Член коллегиального исполнительного органа***

Доля данного лица в уставном капитале эмитента: ***0.004 %***

25.20.2 ***Шешуков Александр Иванович***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.0005 %***

25.21 Наименование: ***Межрегиональное открытое акционерное общество "Нефтеавтоматика"***

Место нахождения: ***РФ, г. Уфа***

Почтовый адрес: ***450005, г.Уфа, ул.50-летия Октября, 24***

Доля эмитента в уставном капитале юридического лица: ***11.05 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.22 Наименование: ***Открытое акционерное общество "Хантымансийскинтерспорт"***

Место нахождения: ***Российская Федерация, Тюменская обл., г. Ханты-Мансийск***

Почтовый адрес: ***628200, Российская Федерация, Тюменская обл., г. Ханты-Мансийск, ул. Мира, 5а***

Доля эмитента в уставном капитале юридического лица: ***10 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

25.23 Наименование: ***Акционерный коммерческий банк "Росбанк" (открытое акционерное общество)***

Место нахождения: ***РФ, Москва***

Почтовый адрес: ***107078, Москва, ул. Маши Порываевой, 11, а/я 208***

Доля эмитента в уставном капитале юридического лица: ***7.6 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.23.1 ***Киселев Николай Викторович***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.005 %***

25.23.2 ***Ушаков Дмитрий Львович***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.00006 %***

25.24 Наименование: ***Открытое акционерное общество "Аэропорт Сургут"***

Место нахождения: ***г. Сургут***

Почтовый адрес: ***628400, Российская Федерация, Ханты-Мансийский автономный округ, г.Сургут, Аэропорт-11***

Доля эмитента в уставном капитале юридического лица: ***5 %***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

Должностные лица:

25.24.1 ***Нестеров Владислав Степанович***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.004 %***

25.24.2 ***Рюпин Александр Евстигнеевич***

Функции данного лица: ***Член совета директоров (наблюдательного совета)***

Доля данного лица в уставном капитале эмитента: ***0.003 %***

26. Другие аффилированные лица эмитента.

26.1 Наименование: ***Общество с ограниченной ответственностью "Нефтегаз-Резерв"***

Место нахождения: ***Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, город Сургут***

Почтовый адрес: ***Российская Федерация, Тюменская область, г. Сургут, ул. Губкина, 13а***

Доля эмитента в уставном капитале данного лица: ***доли не имеет***

Доля данного лица в уставном капитале эмитента: ***0.004 %***

26.2 ***Еременко Олег Владимирович***

Доля данного лица в уставном капитале эмитента: ***0.003 %***

26.3 Наименование: ***Открытое акционерное общество "Леннефтепродукт"***

Место нахождения: ***РФ, г.Санкт-Петербург, Фрунзенский р-н***

Почтовый адрес: ***192007, РФ, г.Санкт-Петербург, Лиговский пр., 237***

Доля эмитента в уставном капитале данного лица: ***доли не имеет***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.4 ***Никифоров Вячеслав Михайлович***

Доля данного лица в уставном капитале эмитента: ***0.001 %***

26.5 ***Воронин Георгий Сергеевич***

Доля данного лица в уставном капитале эмитента: ***0.002 %***

26.6 ***Клиновский Александр Эдуардович***

Доля данного лица в уставном капитале эмитента: ***0.001 %***

26.7 ***Жерновков Александр Георгиевич***

Доля данного лица в уставном капитале эмитента: ***0.0004 %***

26.8 ***Ларичев Илья Владимирович***

Доля данного лица в уставном капитале эмитента: ***0.001 %***

26.9 Наименование: ***Общество с ограниченной ответственностью "ИнвестКонтракт Лтд"***

Место нахождения: ***РФ, г.Москва***

Почтовый адрес: ***101000, РФ, г.Москва, ул.Мясницкая, 34***

Доля эмитента в уставном капитале данного лица: ***доли не имеет***

Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.10 ***Никифоров Вячеслав Михайлович***

Доля данного лица в уставном капитале эмитента: ***0.001 %***

26.11 Наименование: ***Общество с ограниченной ответственностью "МПК-Ойл"***
Место нахождения: ***РФ, Москва***
Почтовый адрес: ***121069, Москва, ул.Маршала Жукова, дом 2***
Доля эмитента в уставном капитале данного лица: ***доли не имеет***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

26.12 Наименование: ***Закрытое акционерное общество "Киришиавтосервис"***
Место нахождения: ***РФ, г.Санкт-Петербург***
Почтовый адрес: ***191040, г.Санкт-Петербург, ул.Марата, дом 20, кв.1***
Доля эмитента в уставном капитале данного лица: ***доли не имеет***
Доля данного лица в уставном капитале эмитента: ***доли не имеет***

27. Доля участия эмитента в уставном капитале юридических лиц - аффилированных лиц.

См. пункты 24, 25, 26

28. Доля участия аффилированных лиц эмитента, а также их учредителей, должностных лиц в уставном капитале эмитента.

См. пункты 24, 25, 26

29. Лица, которые обладают 5 и более процентами голосов в высшем органе управления эмитента.

Наименование: ***Открытое акционерное общество "Нефтяная компания "Сургутнефтегаз"***
Доля: ***42.1 %***

Наименование: ***Негосударственный пенсионный фонд "Сургутнефтегаз"***
Доля: ***9.6 %***

30. Участие эмитента в промышленных, банковских, финансовых группах, холдингах, концернах и ассоциациях.

Организация: ***Ассоциация "Совет по информации и сотрудничеству топливно-энергетического комплекса"***
Место и функции эмитента в организации: ***Член Ассоциации***

31. Филиалы и представительства эмитента.

Наименование: ***Московское представительство ОАО "Сургутнефтегаз"***
Место нахождения: ***101000, РФ, г. Москва, ул. Мясницкая, 34 стр.1***
Почтовый адрес: ***101000, РФ, г. Москва, ул. Мясницкая, 34 стр.1***
Руководитель: ***Макаркин Юрий Николаевич***
Дата открытия: ***27.09.1993***
Срок действия доверенности: ***31.12.2001***

32. Количество работников эмитента.

Среднесписочная численность работников эмитента, включая работников, работающих в его филиалах и представительствах, за отчетный период: ***83 730***

33. Описание основных видов деятельности эмитента.

Общее развитие отрасли

Рост капитальных вложений за предыдущие годы позволил увеличить объемы добычи нефти: до 348,1 млн. тонн, что на 7,6% больше чем в 2000 году. Производство газа

составило 581,4 млрд. куб. метров - это на 0,9% меньше чем в 2000 году.
По предварительным итогам производственно-хозяйственной деятельности ОАО "Сургутнефтегаз" в 2001 году произошел рост основных показателей деятельности компании: объем добычи нефти увеличился на 8,5% и составил более 44 млн. тонн нефти, объемы бурения выросли на 8% до 2,5 млн. метров, а ввод новых нефтяных скважин увеличился на 2%.
По показателям бурения и ввода новых скважин Сургутнефтегаз является лидером среди нефтяных компаний России.
В результате геологоразведочных работ в 2001 году будет получен прирост запасов более 35 млн. тонн нефти, открыто 4 новых месторождения и 15 новых залежей нефти и газа.
Объем капитальных вложений в 2001 году, по предварительным оценкам, увеличится на 27% и составит около 43,8 млрд. рублей.
Будущее развитие отрасли по-прежнему будет определяться уровнем мировых цен на нефть и системой налогообложения, а также политикой государства в области регулирования добычи и экспорта нефти.

Основные виды деятельности и их доля в общих доходах.
Основными видами деятельности ОАО "Сургутнефтегаз" являются добыча и реализация нефти и нефтепродуктов. Доли доходов ОАО "Сургутнефтегаз" от добычи нефти за три финансовых года, предшествующих году отчетного квартала и за каждый завершенный квартал 2001 года приведены в таблице № 1.

Таблица № 1

Основные виды деятельности	*Доля в общих доходах (выручке от реализации), (%)*						
ОАО "Сургутнефтегаз"	*1998*	*1999*	*2000*	*1 кв.2001*	*2 кв.2001*	*3кв.2001*	*4кв.2001*
Добыча и реализация нефти и нефтепродуктов	*88,8*	*90,2*	*96,0*	*95,4*	*95,9*	*93,4*	*-*

Виды продукции, обеспечивающие более 10% доходов ОАО "Сургутнефтегаз" в течение 1998 - 2000 годов, а также в 2001 году являются нефть и нефтепродукты, в том числе которые являются экспортными.

В связи с отсутствием бухгалтерской отчетности за 4 квартал 2001 года, сведения о долях в общих доходах основных видов деятельности в отчетном квартале будут приведены в отчете за 1 квартал 2002 года.

Источники сырья, материалов и услуг

Поставщики, на которых приходится более 10% всех поставок товарно-материальных ценностей, в отчетном квартале отсутствуют.
Доля импорта в общем объеме поставок товарно-материальных ценностей эмитента в 4 квартале 2001 года составила 13%.
Финансовое положение ОАО "Сургутнефтегаз" позволяет обеспечить в будущем доступность источников финансирования товарно-материальных ценностей для ОАО "Сургутнефтегаз".

Рынки сбыта продукции (работ, услуг) эмитента

Потребители, на оборот с которыми приходилось более 10% общего объема выручки от реализации продукции в течение 4 квартала 2001 года отсутствуют.
Одними из главных негативных факторов, которые могут повлиять на эффективность сбыта продукции ОАО "Сургутнефтегаз" в будущем - это возможное ужесточение налоговой системы, увеличение тарифов на транспортировку нефти и нефтепродуктов, экспортных пошлин на нефть и нефтепродукты, а также возможное ухудшение конъюнктуры цен на нефть.

Практика деятельности в отношении запасов

В настоящее время политика ОАО "Сургутнефтегаз" в части оборотного капитала направлена на:
- снижение части оборотных активов, задействованных в расчетах с потребителями;
- постоянный анализ и контроль над погашением дебиторской задолженности;
- оценка ликвидности активов;
- анализ и контроль над оборачиваемостью активов.
Расчет коэффициента оборачиваемости запасов производится согласно методике, утвержденной Министерством экономики РФ №7-12/47 от 31.03.94г.
Коэффициент оборачиваемости запасов рассчитывается как отношение себестоимости реализованной продукции к средним остаткам запасов за определенный период.

$$\text{Коэффициент оборачиваемости производственных запасов} = \frac{\text{Себестоимость реализованной продукции}}{\text{Среднегодовая стоимость товарно-материальных запасов}}$$

В связи с отсутствием бухгалтерской отчетности за 4 квартал 2001 года, расчет коэффициента оборачиваемости за отчетный квартал будет приведен в отчете за 1 квартал 2002 года.

Сезонный характер деятельности

Деятельность ОАО "Сургутнефтегаз" не носит сезонного характера.

Основные конкуренты

Рынками сбыта продукции ОАО "Сургутнефтегаз" является рынок нефти и нефтепродуктов РФ, а также стран ближнего и дальнего зарубежья. При этом конкурентные условия деятельности ОАО "Сургутнефтегаз" во многом определяются местонахождением и расположением перерабатывающих и сбытовых предприятий нефтяных компаний, что и определяет перечень основных конкурентов Общества.

34. Инвестиционная декларация. Описание деятельности эмитента.

Представляется только инвестиционными фондами

35. Планы будущей деятельности эмитента.

В 2002 году Общество способно обеспечить дальнейший рост добычи нефти до 47 млн. тонн, производство газа до 11,5 млрд. куб. метров.
Объем капитальных вложений запланирован на уровне 54 млрд. рублей, при этом предусмотрено значительное увеличение инвестиций в сфере переработки и сбыта. В звене нефтепереработки капитальные вложения увеличатся в 3,7 раза до 11,6 млрд. руб., при этом основная часть пойдет на реализацию проекта гидрокрекинга (8,6 млрд. руб.). В звене сбыта нефтепродуктов рост инвестиций составит 43%.
Продолжится строительство газотурбинных электростанций на отдаленных месторождениях. В течение 3 лет будет построено еще 5 ГТЭС. К 2007 году компания будет располагать мощностями, которые позволят производить около 225 МВт в час электроэнергии при потреблении 23 млн. куб. метров попутного газа в год, что позволит существенно сократить покупку электроэнергии от сторонних производителей.
Продолжится укрепление ресурсной базы компании за счет геологоразведочных работ, участия в аукционах и приобретения перспективных нефтегазоносных участков. В начале 2002 года начнутся геологоразведочные работы на новом месторождении - Рогожниковском, приобретенном в 2001 году.

36. Данные об уставном капитале эмитента.

Размер уставного капитала эмитента (руб.): ***43 427 992 940***

Разбивка уставного капитала по категориям акций:

Обыкновенные акции:

общий объем (руб.): ***35 725 994 705***

доля в уставном капитале: ***82.264899 %***

Привилегированные акции:

общий объем (руб.): ***7 701 998 235***

доля в уставном капитале: ***17.735101 %***

37. Данные о доле государства (муниципального образования) в уставном капитале эмитента.

Доля уставного капитала эмитента, находящаяся в государственной (муниципальной) собственности:

Пакет акций эмитента, закрепленный в государственной (муниципальной) собственности: ***такой доли нет***

Наличие специального права на участие Российской Федерации, субъектов Российской Федерации, муниципальных образований в управлении эмитентом ("золотой акции"): ***не предусмотрено***

38. Данные об объявленных акциях эмитента.

объявленных акций нет

39. Существенные договоры и обязательства эмитента.

не имеют места

40. Обязательства эмитента по эмиссии акций и ценных бумаг, конвертируемых в акции.

Обязательств по эмиссии акций и ценных бумаг, конвертируемых в акции (в том числе вытекающих из плана приватизации) эмитент не имеет.

41. Сведения о санкциях, наложенных на эмитента, участии его в судебных процессах и проверках.

Санкции, налагавшиеся на эмитента органами государственного управления, судом, за три финансовых года, предшествующих году отчетного квартала, и за текущий год:

Дата наложения санкции: ***13.05.1999***

Орган, наложивший санкцию: ***Надымский комитет охраны окружающей среды***

Причины наложения: ***Самовольное занятие земельного участка без положительного заключения земельной экспертизы и земельного отвода***

Вид санкции: ***штраф***

Размер санкции (руб.): ***50***

Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***24.06.1999***

Орган, наложивший санкцию: ***Сургутский комитет охраны окружающей среды***

Причины наложения: ***Разлив нефти***

Вид санкции: ***штраф***

Размер санкции (руб.): ***500***

Степень исполнения санкции: ***исполнена***

Дата наложения санкции: *24.04.2001*

Орган, наложивший санкцию: ***Комитет по земельным ресурсам и землеустройству Белоярского района***

Причины наложения: ***Самовольное занятие земельного участка***

Вид санкции: ***штраф***

Размер санкции (руб.): ***20 000***

Степень исполнения санкции: ***исполнена***

Дата наложения санкции: ***10.05.2001***

Орган, наложивший санкцию: ***Комитет по земельным ресурсам и землеустройству ХМАО***

Причины наложения: ***Нарушение земельного законодательства, выразившееся в самовольном занятии земельного участка***

Вид санкции: ***штраф***

Размер санкции (руб.): ***20 000***

Степень исполнения санкции: ***исполнена***

Описание сути всех продолжающихся или закончившихся в отчетном квартале судебных процессов, которые могут существенно повлиять на деятельность эмитента:

Судебных процессов, которые могли бы существенно повлиять на деятельность ОАО "Сургутнефтегаз", в отчетном квартале не было.

Описание оснований всех продолжающихся или закончившихся в отчетном квартале проверок эмитента, проводимых государственными органами, а также аудиторских проверок эмитента, проводимых по требованию его участников (акционеров):

В 4 квартале 2001 года Сургутским филиалом ФСС по ХМАО проведены документальные проверки по вопросам расходования средств ФСС РФ на осуществление обязательного социального страхования и представления отчетности за период с 01.01.99 по 30.09.01гг., проверка по вопросам своевременности регистрации, правильности начисления взносов, расходования средств на осуществление обязательного социального страхования от несчастных случаев на производстве, профилактических заболеваний, перечисления средств ФСС РФ и представления отчетности за период с 01.01.00 по 30.09.01гг.

42. Существенные факты (события, действия), имевшие место в отчетном квартале.

Дата появления факта (события, действия): ***21.11.2001***

Код: ***0400155A21112001***

- Полное фирменное наименование юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Закрытое акционерное общество "Сургутнефтестрой";
- Место нахождения и почтовый адрес юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Россия, Тюменская область, Ханты-Мансийский автономный округ, город Сургут;
- Почтовый адрес юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: г.Сургут, ул.Кукуевицкого, 16;
- Доля эмитента в уставном капитале (доля акций) ЗАО "Сургутнефтестрой":
- До изменения: 50,6%;
- После изменения: 100%;
- Дата, с которой произошло изменение доли в уставном капитале (доли акций): 21 ноября 2001 года.

Дата появления факта (события, действия): ***19.12.2001***
Код: ***0400155A19122001***

- Полное фирменное наименование юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: общество с ограниченной ответственностью "Юрьевскнефть";
- Место нахождения юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Россия, Тюменская область, Ханты-Мансийский автономный округ, город Сургут;
- Почтовый адрес юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Промзона, трест "Сургутнефтегеофизика", А/Я 23, г.Сургут, Тюменская обл., Россия, 628400;
- Доля эмитента в уставном капитале (доля акций) ООО "Юрьевскнефть":
- До изменения: 0%;
- После изменения: 50%;
- Дата, с которой произошло изменение доли в уставном капитале (доли акций): 19 декабря 2001 года.

Дата появления факта (события, действия): ***19.12.2001***
Код: ***0400155A19122001***

- Полное фирменное наименование юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: общество с ограниченной ответственностью "Сургутнефтегазбурение";
- Место нахождения юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Россия, Тюменская область, Ханты-Мансийский автономный округ, город Сургут;
- Почтовый адрес юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: ул. Энтузиастов, дом 35, г.Сургут, Тюменская обл., Россия, 628400;
- Доля эмитента в уставном капитале (доля акций) ООО "Сургутнефтегазбурение":
- До изменения: 0%;
- После изменения: 100%;
- Дата, с которой произошло изменение доли в уставном капитале (доли акций): 19 декабря 2001 года.

Дата появления факта (события, действия): ***29.12.2001***
Код: ***0400155A29122001***

- Полное фирменное наименование юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Закрытое акционерное общество "Сургутнефтегазбанк";
- Место нахождения юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: 628400, Ханты-Мансийский автономный округ, г. Сургут, ул. Кукуевицкого, д.19;
- Почтовый адрес юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: 628400, Ханты-Мансийский автономный округ, г. Сургут, ул. Кукуевицкого, д.19;
- Доля эмитента в уставном капитале (доля акций) Закрытого акционерного общества "Сургутнефтегазбанк":
- До изменения: 81,208%;
- После изменения: 89,893;
- Дата, с которой произошло изменение доли в уставном капитале (доли акций): 26 декабря 2001 года.

43. Сведения о реорганизации эмитента, его дочерних и зависимых обществ.

Реорганизации эмитента, его дочерних и зависимых обществ в отчетном квартале не было.

44. Дополнительная существенная общая информация об эмитенте.

Лица, указанные в пунктах 26.2, 26.10 отчета не являются аффилированными лицами эмитента, но осуществляют функции единоличного исполнительного органа юридических лиц - аффилированных лиц эмитента, указанных в пунктах 26.1,26.9, а физические лица, указанные в пунктах 26.4-26.8 осуществляют функции членов Совета директоров юридического лица - аффилированного лица эмитента, указанных в п.26.3. В связи с тем, что в электронной форме ежеквартального отчета не предусмотрено внесение в пункт 28 в соответствии с "Положением о ежеквартальном отчете эмитента эмиссионных ценных бумаг" данных о долях участия в уставном капитале эмитента лиц, осуществляющих функции единоличных исполнительных органов, членов коллегиальных исполнительных органов управления, членов Советов директоров (наблюдательных советов) юридических лиц - аффилированных лиц эмитента, данные лица и их доли в уставном капитале эмитента приведены в пункте 26 настоящего отчета.

Данные по долям, принадлежащим лицам в уставном капитале эмитента, а также прочих лиц, приведенные в настоящем Отчете эмитента приведены с точностью до одного знака после запятой, в случае если получается ноль, то данные приводятся с точностью до первого знака после запятой, отличного от ноля. В случаях если это число появляется после шестого знака после запятой или у лица отсутствует доля, то приводится ноль.

Б. Данные о финансово-хозяйственной деятельности эмитента

45. Годовая бухгалтерская отчетность за три последних финансовых года.

См. Приложение.

46. Бухгалтерская отчетность эмитента за отчетный квартал.

За текущий отчетный период не представляется.

47. Факты, повлекшие увеличение или уменьшение величины активов эмитента более чем на 10 процентов за отчетный квартал.

В отчете за IV квартал не представляются

48. Факты, повлекшие увеличение в отчетном квартале прибыли (убытков) эмитента более чем на 20 процентов по сравнению с предыдущим кварталом.

В отчете за IV квартал не представляются

49. Сведения о формировании и использовании резервного и других специальных фондов эмитента.

В связи с отсутствием бухгалтерской отчетности за 4 квартал 2001 года, сведения о формировании и использовании средств специальных фондов эмитента в отчетном квартале будут приведены в отчете за 1 квартал 2002 года.

50. Сделки эмитента в отчетном квартале, размер которых составляет 10 и более процентов от активов эмитента на конец квартала, предшествующего отчетному.

Указанные сделки не имели места

51. Сведения о направлении средств, привлеченных эмитентом в результате размещения эмиссионных ценных бумаг.

Указанных направлений использования средств в отчетном квартале нет.

52. Заемные средства, полученные эмитентом и его дочерними обществами в отчетном квартале.

Сведения о величине заемных средств, полученные эмитентом на конец отчетного квартала:

Наименование показателя	Остаток на начало года (тыс. руб.)	Получено (тыс. руб.)	Погашено (тыс. руб.)	Остаток на конец отчетного квартала (тыс. руб.)
Долгосрочные кредиты банков				
в том числе не погашенные в срок				
Прочие долгосрочные займы				
в том числе не погашенные в срок				
Краткосрочные кредиты банков				
в том числе не погашенные в срок				
Кредиты банков для работников				
в том числе не погашенные в срок				
Прочие краткосрочные займы				
в том числе не погашенные в срок				

53. Дебиторская, кредиторская задолженность эмитента и его дочерних обществ за отчетный квартал.

Сведения о величине дебиторской, кредиторской задолженности эмитента на конец отчетного квартала:

Наименование показателя	Остаток на начало года (тыс. руб.)	Получено (тыс. руб.)	Погашено (тыс. руб.)	Остаток на конец отчетного квартала (тыс. руб.)
1) Дебиторская задолженность:				
краткосрочная				
в том числе просроченная				
из нее длительностью свыше 3 месяцев				
в том числе по:				
долгосрочная				
в том числе просроченная				
из нее длительностью свыше 3 месяцев				
в том числе по:				
2) Кредиторская задолженность:				
краткосрочная				
в том числе просроченная				
из нее длительностью свыше 3 месяцев				
в том числе по:				
долгосрочная				
в том числе просроченная				
из нее длительностью свыше 3 месяцев				
в том числе по:				
Обеспечения:				
полученные				
в том числе от третьих лиц				
в том числе по:				
выданные				
в том числе третьим лицам				
в том числе по:				
3) Движение векселей:				
Векселя выданные				
в том числе просроченные				
в том числе по:				

Векселя полученные	-			
в том числе просроченные				
в том числе по:				

54. Финансовые вложения эмитента.

Сведения о финансовых вложениях эмитента на конец отчетного квартала:

Наименование показателя	Величина вложений на конец отчетного квартала (тыс. руб.)		
	краткосрочных (до 1 года)	долгосрочных (свыше 1 года)	всего
Вложения в государственные ценные бумаги Российской Федерации			
Вложения в государственные ценные бумаги субъектов Российской Федерации			
Вложения в ценные бумаги органов местного самоуправления			
Вложения в акции, доли, паи других организаций			
Вложения в облигации и другие долговые обязательства			
Иные предоставленные займы			
Инвестиции в дочерние общества эмитента			
Инвестиции в зависимые общества эмитента			

Финансовые вложения в организации, которые в установленном законодательством Российской Федерации порядке ликвидированы

Наименование организации	Дата ликвидации	Орган, принявший решение о ликвидации	Величина вложений (тыс. руб.)
Итого			-

Финансовые вложения в организации, которые в установленном законодательством Российской Федерации порядке признаны банкротами

Наименование организации	Дата ликвидации	Орган, принявший решение о ликвидации	Величина вложений (тыс. руб.)
Итого			-

Величина активов эмитента на дату окончания отчетного квартала (тыс. руб.)	

Финансовые вложения в организации, инвестиции в которые составляют 10 и более процентов от активов эмитента на дату окончания отчетного квартала

Наименование организации	Величина вложений (тыс. руб.)	Доля в активах
Итого	-	

55. Другая существенная информация о финансово-хозяйственной деятельности эмитента

В связи с отсутствием бухгалтерской отчетности за 4 квартал 2001 года данные о заемных средствах, полученных эмитентом, дебиторской и кредиторской задолженности эмитента, финансовых вложениях эмитента за отчетный квартал будут приведены в отчете за 1 квартал 2002 года.

В. Данные о ценных бумагах эмитента

56. Сведения об акциях эмитента.

Порядковый номер выпуска: ***1***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***14 773 595***
Общий объем выпуска: ***14 773 595***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***12.05.1993***
Регистрационный номер: ***87-1п-416***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***в соответствии с планом приватизации***
Период размещения: ***с 12.05.1993 по 19.04.1994***

Текущее состояние выпуска: ***все ценные бумаги выпуска погашены (аннулированы)***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***59 094 380***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***18.07.1994***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
Торговля не осуществляется

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***1***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***4 924 532***
Общий объем выпуска: ***4 924 532***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***12.05.1993***
Регистрационный номер: ***87-1п-416***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***в соответствии с планом приватизации***
Период размещения: ***с 12.05.1993 по 19.04.1994***

Текущее состояние выпуска: ***все ценные бумаги выпуска погашены (аннулированы)***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***19 698 128***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***18.07.1994***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
Торговля не осуществляется

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***2***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***3 848 533 277***
Общий объем выпуска: ***3 848 533 277***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***19.07.1994***
Регистрационный номер: ***87-1-664***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***распределение среди акционеров***
Период размещения: ***с 1.10.1994 по 1.04.1995***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***3 841 134 700***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***29.04.1995***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
Приведенное выше значение общего объема выпуска является произведением количества ценных бумаг выпуска и номинальной стоимости одной ценной бумаги выпуска. Фактически же объем выпуска составил 3 833 759 682 рубля.

Порядковый номер выпуска: ***2***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***1 282 844 512***
Общий объем выпуска: ***1 282 844 512***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***19.07.1994***
Регистрационный номер: ***87-1-664***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***распределение среди акционеров***
Период размещения: ***с 1.10.1994 по 1.04.1995***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***1 280 378 320***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***29.04.1995***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
Приведенное выше значение общего объема выпуска является произведением количества ценных бумаг выпуска и номинальной стоимости одной ценной бумаги выпуска. Фактически же объем выпуска составил 1 277 919 980 рублей.

Порядковый номер выпуска: ***3***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***282 064 241***
Общий объем выпуска: ***282 064 241***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***19.07.1994***
Регистрационный номер: ***87-1-664***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***открытая подписка***
Период размещения: ***с 1.10.1994 по 1.04.1995***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***282 064 241***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***29.04.1995***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***3***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***60 000 000***
Общий объем выпуска: ***60 000 000***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***5.04.1996***
Регистрационный номер: ***МФ 67-1-01184***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***закрытая подписка***
Период размещения: ***с 6.04.1996 по 10.04.1996***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***60 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***17.05.1996***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***4***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***500 000 000***
Общий объем выпуска: ***500 000 000***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***30.09.1996***
Регистрационный номер: ***МФ 67-1-01430***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***закрытая подписка***
Период размещения: ***с 1.10.1996 по 11.10.1996***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***500 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***17.10.1996***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***4***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***34 021 327***
Общий объем выпуска: ***34 021 327***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***30.09.1996***
Регистрационный номер: ***МФ 67-1-01431***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Способ размещения: ***закрытая подписка***
Период размещения: ***с 1.10.1996 по 11.10.1996***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***34 021 327***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***17.10.1996***
Орган, осуществивший государственную регистрацию: ***Финансовые органы***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***5***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***18 492 795 764***
Общий объем выпуска: ***18 492 795 764***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***25.08.1997***
Регистрационный номер: ***1-05-00155-А***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***распределение среди акционеров***
Период размещения: ***с 19.09.1997 по 19.09.1997***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***18 492 795 764***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***23.09.1997***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***
Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***5***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***5 497 598 588***
Общий объем выпуска: ***5 497 598 588***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***25.08.1997***
Регистрационный номер: ***2-05-00155-А***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***распределение среди акционеров***
Период размещения: ***с 19.09.1997 по 19.09.1997***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***5 497 598 588***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***23.09.1997***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***6***
Категория: ***привилегированные***
Тип акций:
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***830 000 000***
Общий объем выпуска: ***830 000 000***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***24.10.1997***
Регистрационный номер: ***2-06-00155-А***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***закрытая подписка***
Период размещения: ***с 13.11.1997 по 13.11.1997***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***830 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***25.11.1997***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: ***6***
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***610 000 000***
Общий объем выпуска: ***610 000 000***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***22.12.1997***
Регистрационный номер: ***1-06-00155-А***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***открытая подписка***
Период размещения: ***с 10.02.1998 по 19.05.1998***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***610 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***30.06.1998***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
См. пункт 62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

Порядковый номер выпуска: *7*
Категория: ***обыкновенные***
Форма ценных бумаг: ***именные бездокументарные***
Номинальная стоимость одной ценной бумаги выпуска: ***1***

Количество ценных бумаг выпуска: ***12 000 000 000***
Общий объем выпуска: ***12 000 000 000***

Сведения о государственной регистрации выпуска:
Дата регистрации: ***18.04.2000***
Регистрационный номер: ***1-07-00155-А***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Способ размещения: ***открытая подписка***
Период размещения: ***с 10.05.2000 по 11.05.2000***

Текущее состояние выпуска: ***размещение завершено***
Количество фактически размещенных ценных бумаг в соответствии с зарегистрированным отчетом об итогах выпуска: ***12 000 000 000***

Сведения о государственной регистрации отчета об итогах выпуска:
Дата регистрации: ***26.06.2000***
Орган, осуществивший государственную регистрацию: ***ФКЦБ России***

Ограничения в обращении ценных бумагах выпуска (если таковые имеются):
нет

Рыночная информация о ценных бумагах выпуска:
см. п.62

Дополнительная существенная информация о ценных бумагах выпуска:
нет

57. Сведения об облигациях эмитента.

Выпуски облигаций не производились

Г. Другие данные о ценных бумагах эмитента.

58, 59, 60. Права владельцев акций эмитента. Дивиденды по акциям эмитента.

58.1

Категория акций: ***обыкновенные***
Форма акций: ***именные бездокументарные***
Полное наименование категории/типа акций: ***акции обыкновенные именные***

бездокументарные

Права владельца акций данной категории (типа):

Обыкновенная акция ОАО "Сургутнефтегаз" (эмитента) дает своему владельцу:
- право одного голоса при решении вопросов, поставленных на голосование на общем собрании акционеров, за исключением выборов членов Совета директоров Общества (Выборы членов Совета директоров Общества осуществляются кумулятивным голосованием. При проведении кумулятивного голосования на каждую голосующую акцию Общества приходится количество голосов, равное общему числу членов Совета директоров Общества. Акционер вправе отдать голоса по принадлежащей ему акции полностью за одного кандидата или распределить их между несколькими кандидатами в члены Совета директоров Общества);
- право на получение дивиденда из чистой прибыли Общества после выплаты дивидендов по привилегированным акциям;
- право на часть имущества Общества при ликвидации Общества (после расчетов с кредиторами и владельцами привилегированных акций);
- право требовать выкупа Обществом принадлежащих ему акций в случаях: реорганизации Общества или совершения крупной сделки, решение о которой принимается общим собранием акционеров в соответствии с п.п.6.3.16 ст.6 Устава Общества, если он голосовал против принятия решения или совершения указанной сделки, либо не принимал участия в голосовании по этим вопросам; внесения изменений и дополнений в Устав Общества в новой редакции, ограничивающих их права, если он голосовал против принятия соответствующего решения или не принимал участия в голосовании;
- право на участие в общем собрании акционеров, как лично, так и через представителей, в качестве которых могут выступать, в том числе, другие акционеры Общества, а также его должностные лица;
- право приобретать и отчуждать принадлежащие ему акции без согласия других акционеров Общества, при этом акционер освобождается от обязанности, предусмотренной п.2 ст.80 Федерального закона "Об акционерных обществах".

В случае размещения Обществом посредством открытой подписки голосующих акций и ценных бумаг, конвертируемых в голосующие акции, с их оплатой деньгами, акционеры - владельцы голосующих акций Общества имеют преимущественное право приобретения этих ценных бумаг в количестве, пропорциональном количеству принадлежащих им голосующих акций Общества.

Акция может находиться в совместном владении нескольких лиц. В этом случае совладельцы признаются Обществом одним акционером и осуществляют свои права через избранного ими общего представителя.

Дивиденды по акциям данной категории (типа):

Период: ***1998 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.00916***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***217 330 124.06***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***1999 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.02***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***714 519 894.1***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2000 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.041***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***1 464 765 788.7***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2001 г., I квартал***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2001 г., 1-е полугодие***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2001 г., 9 месяцев***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2001 г.***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Размер начисленных дивидендов по акциям данной категории (типа), срок выплаты по которым еще не начался (руб.):

58.2

Категория акций: ***привилегированные***

Тип акций:

Форма акций: ***именные бездокументарные***

Полное наименование категории/типа акций: ***акции привилегированные именные бездокументарные***

Права владельца акций данной категории (типа):

Привилегированная акция ОАО "Сургутнефтегаз" (эмитента) дает своему владельцу:

- право на получение ежегодного фиксированного дивиденда. Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции, устанавливается в размере 10% чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25% уставного капитала Общества. При этом если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции, размер дивиденда, выплачиваемого по последним, должен быть увеличен до размера дивиденда, выплачиваемого по обыкновенным акциям. Общество не имеет право

выплачивать по привилегированным акциям иначе, как в порядке, предусмотренном Уставом Общества;
- право голоса на собрании акционеров при решении на общем собрании акционеров вопросов о реорганизации и ликвидации Общества, о внесении изменений и дополнений в Устав Общества, затрагивающих права и интересы владельцев привилегированных акций;
- право на часть имущества Общества при ликвидации Общества;
- право участвовать в общем собрании акционеров с правом голоса по всем вопросам его компетенции, начиная с собрания, следующего за годовым общим собранием акционеров, на котором не было принято решение о выплате дивидендов по привилегированным акциям этого типа. Право акционеров - владельцев привилегированных акций участвовать в общем собрании акционеров прекращается с момента первой выплаты по указанным акциям дивидендов в полном размере;
- право требовать выкупа Обществом принадлежащих ему акций в случаях: реорганизации Общества или совершения крупной сделки, решение о которой принимается общим собранием акционеров в соответствии с п.п.6.3.16 ст.6 Устава Общества, если он голосовал против принятия решения или совершения указанной сделки, либо не принимал участия в голосовании по этим вопросам; внесения изменений и дополнений в Устав Общества в новой редакции, ограничивающих их права, если он голосовал против принятия соответствующего решения или не принимал участия в голосовании;
- право приобретать и отчуждать принадлежащие ему акции без согласия других акционеров Общества, при этом акционер освобождается от обязанности, предусмотренной п.2 ст.80 Федерального закона "Об акционерных обществах".

Акция может находиться в совместном владении нескольких лиц. В этом случае совладельцы признаются Обществом одним акционером и осуществляют свои права через избранного ими общего представителя.

Дивиденды по акциям данной категории (типа):

Период: ***1998 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.00916***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***70 550 312.04***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***1999 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.086***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***662 371 849.09***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2000 г.***

Размер дивидендов, начисленных на одну акцию (руб.): ***0.18***

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.): ***1 386 359 682.3***

Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2001 г., I квартал***

Размер дивидендов, начисленных на одну акцию (руб.):

Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):
Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2001 г., 1-е полугодие***
Размер дивидендов, начисленных на одну акцию (руб.):
Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):
Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2001 г., 9 месяцев***
Размер дивидендов, начисленных на одну акцию (руб.):
Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):
Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Период: ***2001 г.***
Размер дивидендов, начисленных на одну акцию (руб.):
Общая сумма дивидендов, начисленных на акцию данной категории (типа) (руб.):
Общая сумма дивидендов, фактически выплаченных по акциям данной категории (типа) (руб.):

Размер начисленных дивидендов по акциям данной категории (типа), срок выплаты по которым еще не начался (руб.):

61. Ограничения в обращении ценных бумаг.

См. пункты 56 и 57

62. Другая существенная информация о ценных бумагах эмитента.

Общая сумма начисленных дивидендов составляет за 1998 год - 287 880 436,1 руб. , за 1999 год - 1 376 891 743,19 руб., за 2000 год - 2 851 125 471,04 руб. Общая сумма фактически выплаченных дивидендов по акциям эмитента составляет за 1998 год - 244 402 372,35 руб., за 1999 год - 1 182 291 486,73 руб., за 2000 год - 1 292 182 609,91 руб.

Рыночная информация об акциях эмитента.

Обыкновенные и привилегированные акции эмитента торгуются на ЗАО "Санкт-Петербургская валютная биржа" (акции всех выпусков), ЗАО "Московская межбанковская валютная биржа" (акции выпусков 1-05-00155-А, 2-05-00155-А), Некоммерческое партнерство "Московская фондовая биржа" (акции выпусков 1-05-00155-А, 2-05-00155-А), Некоммерческое партнерство "Фондовая биржа "Санкт-Петербург" (акции выпусков 87-1-664, МФ 67-1-01184, 1-05-00155-А, 2-05-00155-А) и на внебиржевом рынке, в том числе в Российской Торговой Системе (акции всех выпусков).

Сведения о программах американских депозитарных расписок на акции эмитента.

Американские депозитарные расписки, выпущенные на обыкновенные акции ОАО "Сургутнефтегаз" торгуются на:- "Frankfurter WertpapierBoerse";- "Berliner Wertpapierborse";- "Baden-Wurttemberg Wertpapier";- "Bayerische Borse";- "NASD OTC BULLETIN Board". Американские депозитарные расписки, выпущенные на привилегированные акции ОАО "Сургутнефтегаз" торгуются на: - "Berliner Wertpapierborse";- "Baden-Wurttemberg Wertpapier"; - "Bayerische Borse"; - "NASD OTC BULLETIN Board".

Информация о программе ADR на обыкновенные именные акции Общества:

Дата начала действия программы - 30 декабря 1996 года. Участники программы: ОАО "Сургутнефтегаз" - эмитент; Бэнк оф Нью-Йорк - депозитарий; Собственники и выгодоприобретатели . Основные условия программы: Тип программы - спонсируемая, 1-го уровня. Количество обыкновенных именных акций Общества, представленных одной американской депозитной акцией - 50 штук.

Информация о программе ADR на привилегированные именные акции Общества:

Дата начала действия программы - март 1998 года. Участники программы: ОАО "Сургутнефтегаз" - эмитент; Бэнк оф Нью-Йорк - депозитарий; Собственники и выгодоприобретатели. Основные условия программы: Тип программы - спонсируемая, 1-го уровня. Количество привилегированных именных акций Общества, представленных одной американской депозитной акцией - 100 штук.